UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

3	Additional Information
4	Corporate Information
5	Financial Highlights
7	Letter to Shareholders
9	Business Review
13	Management’s Discussion and Analysis of Financial Condition and Results of Operation
27	Directors and Senior Management
36	Report of the Directors
74	Corporate Governance Report
92	Social Responsibility
95	Report by Management on Internal Control over Financial Reporting
96	Report of Independent Registered Public Accounting Firm
99	Consolidated Statement of Profit or Loss and Other Comprehensive Income
100	Consolidated Statement of Financial Position
102	Consolidated Statement of Changes in Equity
103	Consolidated Statement of Cash Flows
105	Notes to the Consolidated Financial Statements
187	Additional Information — Financial Information of Parent Company — Statement of Financial Position
188	Additional Information — Financial Information of Parent Company — Statement of Changes in Equity

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This annual report may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S.  Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward- looking statements, although not all forward-looking statements contain these words.  These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

References in this annual report to:

•                          “2014 AGM” are to the Company’s annual general meeting scheduled to be held on or around June 27, 2014;

•                          “Board” are to the board of Directors;

•                          “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong, Macau and Taiwan;

•                          “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•                          “Director(s)” are to the director(s) of the Company;

•                          “EUR” are to Euros;

•                          “Group” are to the Company and its subsidiaries;

•                          “HK$” are to Hong Kong dollars;

•                          “Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•                          “IFRS”  are  to  International  Financial  Reporting  Standards  as  issued  by  the  International  Accounting Standards  Board;

•                          “JPY” are to Japanese Yen;

•                          “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                          “Ordinary Share(s)” are to the ordinary share(s) of US$0.0004 each in the share capital of the Company;

•                          “RMB” are to Renminbi;

•                          “SEC” are to the U.S.  Securities and Exchange Commission;

•                          “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•                          “US$” or “USD” are to U.S.  dollars; and

•                          “U.S.  GAAP” are to the generally accepted accounting principles in the United States.

All references in this annual report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.  When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities.  References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution.  For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies.  The financial information presented in this annual report has been prepared in accordance with IFRS.  The financial information presented in the annual reports prior to 2011 was prepared in accordance with U.S.  GAAP.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation

Chinese name (for identification purposes only)	中芯國際集成電路製造有限公司

Registered office	PO Box 309
Ugland House Grand Cayman KY1-1 104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong	Suite 3003
30th Floor
9 Queen’s Road Central Hong Kong

Website address	http://www.smics.com

Company Secretary	Gareth Kung

Authorized representatives	Zhang Wenyi
Lawrence Juen-Yee Lau

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

Financial Calendar Announcement of 2013 results 2014 Annual general meeting Book closure period for 2014 Annual general meeting Financial year end	March 12, 2014 June 27, 2014 June 25, 2014 to June 27, 2014, both days inclusive December 31

FINANCIAL HIGHLIGHTS

LETTER TO SHAREHOLDERS

Dear Shareholders,

We are pleased to announce that in 2013 SMIC continued to achieve profitability on a full-year basis.  We attained around US$170 million in net profit, an increase of more than six times compared to the previous year.  We continue soundly and steadily on the path of sustainable profitability.  According to IHS iSuppli’s data, in 2013 the global semiconductor annual growth rate was only 5% and the pure-play foundry growth rate was 12%, while SMIC’s growth was 21.6% (if excluding revenue from Wuhan Xinxin, the annual growth rate reached 27%).  In 2013, the Company realized record-high annual sales of US$2.07 billion, while exceeding the average industry growth for the second year in a row.

Since the fourth quarter of 2012, our 40/45nm process began mass production, and revenue contribution from our 40/45nm process has climbed from 2.6% in the fourth quarter of 2012 to 16.3% in the fourth quarter of 2013.  Customer demand for our mature-process differentiated products remained strong, especially in camera chips, power management chips and smart cards; our revenue from these three technologies increased about 50 percent compared to 2012.

In terms of advanced process research and development, we had completed 28nm process development as planned, in the fourth quarter of 2013.  SMIC’s first 28nm multi-project wafer, which included both HKMG and PolySiON, launched in late 2013 for customer chip qualification.  As mainland China’s first 28nm process technology foundry, SMIC has once again proven its strength and capability to continuously provide technology support for the world’s top IC designers.  We will be increasingly vigorous in strengthening our technological innovation to meet the growing customer demand for advanced technologies and differentiated products.

SMIC continues to benefit from the rapid growth of China’s semiconductor design companies.  After a 34% growth in 2012, in 2013 revenue from our mainland China customers continued to show strong growth of 45%.  Contribution from China rose to 40.4% of our total annual revenue in 2013 from 33.9% in 2012.

In addition, during the year of 2013, the company continued to actively undertake acts of social responsibility and invest numerous resources for various kinds of green energy projects, recycling, community service, and others in order to build a harmonious society and make a positive contribution.  It is worth mentioning that in April 2013 SMIC launched the “SMIC Liver Transplant Program for Children” to fund liver transplants for impoverished children at Jiao Tong University School of Medicine’s affiliate of Renji Hospital in Shanghai.  As of the end of 2013, more than 18 children received donation funding to complete their operations.  In the future, SMIC will continue for the long-term to support the “SMIC Liver Transplant Program for Children”, to help and give more children a chance at life and restore joy to their families.

We are delighted with SMIC’s achievements in 2013, and at the same time, we are also aware of the impact of short-term inventory adjustments faced by some customers in the second half of 2013; thus, we take a cautious approach to meet the challenges in 2014.  Looking into 2014, we will continue to strengthen the development of our advanced technology and differentiated processes and strengthen partnerships with customers, to achieve long-term sustainable profitability.  Keeping in mind the best interests of our shareholders, we diligently and carefully execute our business plan.

We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued attention and support to the development of SMIC.

Wenyi Zhang	Tzu-Yin Chiu
Chairman & Executive Director	Chief Executive Officer & Executive Director

Shanghai, China March 12, 2014

BUSINESS REVIEW

In 2013, the Company continued to solidify its long-term strategy and vision.  The Company experienced profitable revenue growth while advancing its technology on the leading edge and developing value added differentiated legacy processes.  The Company’s portfolio, coupled with the global experience of the management team in operations, technology development, customer service and our China market share, positions the Company for continued growth.  In addition, 2013 was a milestone year for SMIC’s advanced 40/45nm technology.  The revenue contribution from 40/45nm technology was more than 13 times of 2012’s, representing 12.1% of total wafer revenue in 2013 compared to 1.1% in 2012.

Financial Overview

Despite a challenging environment in 2013, the Company’s sales totaled US$2,069.0 million, compared to US$1,701.6 million in 2012.  During the year, we generated US$738.0 million in cash from operating activities.  Capital expenditures in 2013 totaled US$770.1 million.  Looking ahead, our objective is to achieve sustained profitability over the long term.  To achieve this, we will continue to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

Customers and Markets

SMIC continues to serve a broad global customer base comprised of leading IDMs, fabless semiconductor companies and system companies.  Geographically, customers from the United States of America contributed 48.5% of the overall revenue in 2013, compared to 55.3% in 2012, and remained the largest revenue base for SMIC in 2013, contributing 53.1% to our advanced nodes wafer revenue.  Leveraging on our strategic position in China, our China revenue has grown 45.0% year-on-year in 2013, contributed 40.4% of the overall revenue in 2013 as compared to 33.9% in 2012.

In terms of applications, revenue contribution from communication applications decreased from 45.8% in 2012 to 44.3% in 2013.  However, in dollar amount, revenue from communication sector has grown 17.6% year-on-year in 2013.  Consumer applications contributed 45.0% to our overall revenue in 2013 as compare to 43.6% in 2012 with 25.5% year-on-year revenue growth, mainly attributable to the strength of digital televisions (DTV), set-top boxes (STB), gaming consoles, and portable multimedia.  SMIC has minimal exposure to the relatively weak PC market.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below has grown from 41.7% in 2012 to 44.9% in 2013.  Specifically, the revenue contribution percentage from 40/45nm technology increased from 1.1% in 2012 to 12.1% in 2013.

In 2013, we engaged 50 new customers.  The majority were Chinese fabless companies.  According to IHS iSuppli, China’s IC design market will experience a compounded revenue growth rate of over 18.5% per year from 2012 to 2017, which will bring the worth of the China IC design market to US$18.6 billion by 2017.  Notably, our IC objective for business growth in China is not just to grow in revenue, but also to grow the number of new designs using advanced technology.  The Company has, in each of our regions, customers utilizing our most advanced nodes of technology.  China is rapidly closing the gap with the rest of the world in terms of its innovation and design capabilities.  To fully leverage the market growth potential in China, we plan to continue to deepen our collaboration with Chinese customers while broadening our relationships with our global customers.

Long-Term Business Model and Strategy for Generating and Preserving Value

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders.  SMIC’s strategy to generate sustainable profitability is three-fold.  First, we aim for optimal efficiency by fully utilizing existing assets through enhanced customer relationships, quality, and service.  Second, taking advantage of our position in China, we plan to differentiate our technology offering by providing customers with added value and innovation that not only allow us to seize China market opportunities, but also give global customers footing in the fast-growing market.  Third, with profitability as our priority, we plan to carefully invest capital in advanced technology and capacity to address suitable market growth opportunities into the future.  We constantly evaluate the potential value addition of all opportunities in our decision making processes.  Our management team is committed to continuing to build value in the long-term for the benefit of our employees and shareholders.

Research and Development

In 2013, the research and development (R&D) expenses of the Technology Research & Development business unit were US$145.3 million, which is equivalent to 7.0% of our sales.

The R&D efforts were focused primarily on advanced logic and system-on-chip (SOC) process technologies.  SMIC achieved many significant milestones in 2013.  In the area of advanced logic process technologies, both the High- K-Metal-Gate (HKMG) and the PolySiON R&D programs on the 28nm node have successfully reached process freeze in the fourth quarter as planned.  Both technologies are on schedule to be fully qualified through Multi-Project Wafers (MPWs) and New Tape Outs (NTOs) and targeting volume production in 2015.  Early R&D work on 20nm planar and 14nm FinFET process technologies have begun and established process baselines in 2013.  In the area of non-volatile memory process technologies, four of China’s six bank card IC design houses adopted SMIC’s eEEPROM platform and have been certified by China Union Pay.  Two SIM card NTOs on 55nm eFlash were taped out in 2013.  In 2014, a number of differentiated technologies will begin revenue contribution.

The building and strengthening of SMIC’s technology R&D organization continued in 2013 through further optimizations on organization structure and resource distribution to improve operational efficiency and to address the ever growing business demands on advanced technologies as well as mature technology enhancements.  During 2013, SMIC achieved over 1,500 patent filings as a result of its technology R&D activities.

Outlook for 2014

We are excited about upcoming market opportunities.  Smart Card IC’s and CIS BSI technology are new products that we target to begin production in the second half of this year; meanwhile we target to continue the ramp-up of 40/45nm production.  To support the robust demand for our differentiated technologies we plan to expand our existing 8-inch capacities from 126,000 wafers per month to 135,000 wafers per month.  Also, to serve our customers’ demand for 40/45nm we plan to increase the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month to 14,000 12-inch wafers per month in 2014.  In the long-run, we have confidence in our strategy and capability to capture growth opportunities, especially those in the China IC market.  We plan to continue to work with our new and existing customers to capture opportunities in 2014 and onward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Consolidated Financial Data

The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012 and 2013 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, included elsewhere in this annual report. The summary consolidated financial data presented below as of and for the years ended December 31, 2011, 2012 and 2013 have been prepared in accordance with IFRS. The summary consolidated financial data presented as of and for the years ended December 31, 2009 and 2010 have been prepared in accordance with U.S. GAAP.

	Year Ended 12/31/13	Year Ended 12/31/12	Year Ended 12/31/11
	(in US$ thousands, except for earnings per share)
Continuing operations
Revenue	2,068,964	1,701,598	1,319,466
Cost of sales	(1,630,528)	(1,352,835)	(1,217,525)
Gross profit	438,436	348,763	101,941
Research and development	(145,314)	(193,569)	(191,473)
Sales and marketing expenses	(35,738)	(31,485)	(32,559)
General and administration expenses	(138,167)	(107,313)	(57,435)
Other operating income (expense)	67,870	19,117	(11,190)
Profit (loss) from operations	187,087	35,513	(190,716)
Interest income	5,888	5,390	4,724
Finance costs	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses	13,726	3,895	17,589
Other gains or losses	4,010	6,398	6,709
Share of profits of associates	2,278	1,703	4,479
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax (expense) benefit	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations	174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations	—	—	14,741
Profit (loss) for the year	174,467	22,541	(246,880)
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	731	70	4,938
	175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company	173,177	22,771	(246,817)
Non-controlling interests	1,290	(230)	(63)
	174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company	173,908	22,841	(241,879)
Non-controlling interests	1,290	(230)	(63)
	175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$(0.01)
From continuing operations
Basic	$0.01	$0.00	$(0.01)
Diluted	$0.01	$0.00	$(0.01)

	For the year ended December 31,
	2010(1)	2009(1)
	(in US$ thousands, except for
	per share and per ADS data)
Sales	1,532,449	1,037,665
Cost of sales	1,229,266	1,158,148
Gross profit (loss)	303,183	(120,483)
Operating expenses (income):
Research and development	191,046	176,420
General and administrative	41,387	215,845
Selling and marketing	29,087	26,209
Impairment loss of long-lived assets	5,138	126,635
Loss (gain) from sale of equipment and other fixed assets	97	3,891
Litigation settlement	—	269,637
Other operating income	(16,493)	—
Total operating expenses, net	250,262	818,637
Income (loss) from operations	52,921	(939,120)
Other income (expense):
Interest income	4,086	2,547
Interest expense	(22,563)	(24,587)
Change in the fair value of commitment to issue shares and warrants	(29,815)	(30,101)
Foreign currency exchange gain	5,101	7,291
Others, net	6,534	(4,549)
Total other income (expense), net	(36,657)	(49,399)
Income (loss) from continuing operations before income tax and equity investment	16,264	(988,519)
Income tax benefit (expense)	4,818	46,624
Gain (loss) from equity investment	285	(1,782)
Income (loss) from continuing operations	21,367	(943,677)
Income (loss) from discontinued operations net of tax effect	(7,356)	(18,800)
Net income (loss)	14,011	(962,477)
Accretion of interest to noncontrolling interest	(1,050)	(1,060)
Loss attributable to noncontrolling interest	140	—
Net income (loss) attributable to Semiconductor Manufacturing International Corporation	13,100	(963,537)
Deemed dividends on convertible preferred shares	—	—
Net income (loss) attributable to holders of ordinary shares	13,100	(963,537)
Net income (loss)	14,011	(962,477)
Other comprehensive income (loss):
Foreign currency translation adjustment	(706)	53
Comprehensive income (loss)	13,305	(962,424)
Comprehensive income (loss) attributable to noncontrolling interest	(910)	(1,060)
Comprehensive income (loss) attributable to Semiconductor Manufacturing International Corporation	12,395	(963,484)
Earnings (loss) per ordinary share, basic	$0.00	$(0.04)
Earnings (loss) per ordinary share, dilute	$0.00	$(0.04)
Weighted average shares used in computing basic earnings (loss) per ordinary share	24,258,437,559	22,359,237,084
Weighted average shares used in computing diluted earnings (loss) per ordinary share	25,416,597,405	22,359,237,084

(1)       Prepared under U.S. GAAP.

	As of December 31,
	2013	2012	2011
	(in US$ thousands)
Statements of Financial Position Data:
Property, plant and equipment	2,528,834	2,385,435	2,516,578
Prepaid land use rights	136,725	73,962	77,231
Total non-current assets	2,960,151	2,803,173	2,866,416
Inventories	286,251	295,728	207,308
Prepaid operating expense	43,945	46,986	52,805
Trade and other receivables	379,361	328,211	200,905
Other financial assets	240,311	18,730	1,973
Restricted cash	147,625	217,603	136,907
Cash and bank balances	462,483	358,490	261,615
Assets classified as held-for-sale	3,265	4,239	—
Total current assets	1,563,241	1,269,987	861,513
Total assets	4,523,392	4,073,160	3,727,929
Total non-current liabilities	991,673	688,622	230,607
Total current liabilities	938,537	1,108,086	1,251,324
Total liabilities	1,930,210	1,796,708	1,481,931
Non-controlling interest	109,410	952	1,182
Total equity	2,593,182	2,276,452	2,245,998

	As of December 31,
	2010(1)	2009(1)
	(in US$ thousands)
Balance Sheet Data:
Cash and cash equivalents	515,808	443,463
Restricted cash	161,350	20,360
Accounts receivable, net of allowances	206,623	204,291
Inventories	213,404	193,705
Total current assets	1,179,102	907,058
Prepaid land use rights	78,798	78,112
Plant and equipment, net	2,351,863	2,251,614
Total assets	3,902,693	3,524,077
Total current liabilities	1,399,345	1,031,523
Total long-term liabilities	294,806	661,472
Total liabilities	1,694,152	1,692,995
Noncontrolling interest	39,004	34,842
Total equity	2,169,537	1,796,240

(1)      Prepared under U.S. GAAP.

	For the year ended December 31,
	2013	2012	2011
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Profit (loss) for the year	174,467	22,541	(246,880)
Non-cash adjustment to reconcile profit (loss) to net operating cash flow:
Depreciation and amortization	546,910	566,899	551,857
Net cash from operating activities	738,016	435,166	379,368
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Other Financial Data:
Gross margin	21.2%	20.5%	7.7%
Net margin	8.4%	1.3%	–18.7%
Operating Data:
Wafers shipped (in units):
Total(1)	2,574,119	2,217,287	1,703,615

(1)                 Including logic, DRAM, copper interconnects and all other wafers.

	For the year ended December 31,
	2010(1)	2009(1)
	(in US$ thousands, except percentages and operating data)
Cash Flow Data:
Net (loss) Income	14,011	(962,478)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	611,410	781,750
Net cash provided by operating activities	694,613	283,566
Purchase of plant and equipment	(491,539)	(217,269)
Net cash used in investing activities	(583,713)	(211,498)
Net cash provided (used) by financing activities	(37,851)	(78,902)
Net increase (decrease) in cash and cash equivalents	72,346	(6,767)
Other Financial Data:
Gross margin	19.8%	–11.6%
Operating margin	3.5%	–90.5%
Net margin	0.9%	–92.8%
Operating Data:
Wafers shipped (in units):
Total(2)	1,979,851	1,334,261

(1)                 Prepared under U.S. GAAP.

(2)                 Including logic, DRAM, copper interconnects and all other wafers.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue

Revenue increased by 21.6% from US$1,701.6 million for 2012 to US$2,069.0 million for 2013, primarily due to successful ramping up of Shanghai 12 inch fab in 2013 and a significant increase in Chinese sales. For the full year of 2013, the overall wafer shipments were 2,574,119 units of 8-inch equivalent wafers, up 16.1% year-on- year.

The average selling price1 of the wafers the Company shipped increased from US$767 per wafer in 2012 to US$804 in 2013. The percentage of wafer revenues from advanced 40/45nm technologies increased from 1.1% in 2012 to 12.1% in 2013.

Cost of sales and gross profit

Cost of sales increased from US$1,352.8 million for 2012 to US$1,630.5 million for 2013, primarily due to the increase of advanced node shipment with higher production cost. Out of the total cost of sales, US$474.8 million and US$403.0 million were attributable to depreciation and amortization for the year ended December 31, 2013 and 2012, respectively.

The Company’s gross profit was US$438.4 million for 2013 compared to US$348.8 million in 2012, representing an increase of 25.7%. Gross margin was 21.2% in 2013 compared to 20.5% in 2012. The increase in gross margin was primarily due to higher overall utilization in 2013.

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended December 31, 2012 to US$187.1 million for the year ended December 31, 2013 primarily due to 1) shipment increase and high utilization in 2013, 2) Shanghai 12 inch fab successfully ramping up and reducing per wafer cost, 3) increase of fab efficiency and cost saving, 4) the gain arising from the disposal of part of the living quarters in Shanghai, and 5) the gain arising from the disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”) which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan.

Research and development expenses decreased by 24.9% from US$193.6 million for the year ended December 31, 2012 to US$145.3 million for the year ended December 31, 2013. The decrease was mainly due to the Company’s Shanghai 12 inch fab entering volume production in 4Q12 after which the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 28.8% from US$107.3 million for the year ended December 31, 2012 to US$138.2 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in  2013.

Sales and marketing expenses increased by 13.5% from US$31.5 million for the year ended December 31, 2012 to US$35.7 million for the year ended December 31, 2013. The increase was primarily due to an increase in employee bonus.

1                      Based on simplified average selling price which is calculated as total revenue divided by total shipments.

Other operating income was US$67.9 million and US$19.1 million for the year ended December 31, 2013 and 2012, respectively, and the increase was due to 1) the gain arising from the disposal of part of the Company’s living quarters in Shanghai, 2) the gain arising from the disposal of the Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan and 3) the gain arising from the deconsolidation of Brite due to loss of control (see below).

As a result, the Company’s profit from operations was US$187.1 million for the year ended December 31, 2013 compared to US$35.5 million for the year ended December 31, 2012.

Disposal of SMIC (Wuhan) Development Corporation

During the year, the Company entered into a sale agreement with a third-party buyer to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on which date the Company lost control of WHDM. The amount of the consideration was US$60.4 million and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company. Therefore, the disposal of WHDM was not classified as a discontinued operation.

Deconsolidation of Brite Semiconductor Corporation and Its Subsidiaries (“Brite”)

On December 30, 2013, all the directors of Brite, a company in which the Company holds a 48.7% equity interest, adopted and approved by unanimous written consent the amended and restated articles of association, the amended and restated investor rights agreement and the amended and restated voting agreement of Brite. As a result, the Company lost control of Brite but still has significant influence over it. There was no cash consideration associated with this change. The Company recorded its ownership interest of Brite as investment in associate and recognized a deconsolidation gain due to loss of control of US$5.4 million. Brite is mainly engaged in design service, which is not the major line of business of the Company. Therefore, the deconsolidation of Brite due to loss of control was not classified as a discontinued operation.

Profit for the Year

Due to the factors described above, the Company recorded a profit of US$174.5 million in 2013 compared US$22.5 million in 2012.

Funding Sources for Material Capital Expenditures in the Coming Year

The planned 2014 capital expenditures for the Company’s foundry operation is approximately US$880 million of which around US$570 million is for the new Beijing entity SMNC (see below), which is 55% funded by the Company and 45% funded by the other shareholders of the entity.

In addition, the Company has budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of the Company’s employee retention program.

The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

Bad Debt Provision for Trade Receivables

The Company determines its bad debt provision based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s bad debt provision excludes receivables from a limited number of customers due to their high credit worthiness. A fixed percentage is applied to receivables in each past due age category, ranging from 1% for the shortest past due age category to 100% for the longest past due age category. Any receivables which have been fully provided for and are subsequently deemed non-collectible will be written off against the relevant amount of provision. The Company’s recognized bad debt provision in 2012 and 2013 amounted to US$4.6 million and US$0.6 million, respectively. The Company reviews, analyzes and adjusts bad debt provisions on a monthly basis.

Debt Arrangements

Set forth in the table below are the aggregate amounts, as of December 31, 2013, of the Company’s future cash payment obligations under the Company’s existing contractual arrangements on a consolidated basis:

	Payments due by period Less than
Contractual obligations	Total	1 year	1-2 years	2-5 years	Over 5 years
	(consolidated, in US$ thousands)
Short-term borrowings	219,727	219,727	—	—	—
Long-term loans	771,795	170,820	209,965	367,990	23,020
Purchase obligations(1)	303,407	303,407	—	—	—
Total contractual obligations	1,294,929	693,954	209,965	367,990	23,020

(1)                Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

As of December 31, 2013, the Company’s outstanding long-term liabilities primarily consisted of US$721.0 million in secured bank loans and US$50.8 million in unsecured bank loans, which are repayable in installments starting in March 2014, with the last payment due in March 2019.

2011 EXIM Bank USD Loan (SMIC Shanghai)

In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

2012 EXIM Bank USD Loan (SMIC Shanghai)

In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

2012 USD Loan (SMIC Shanghai)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                     (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 60%; or

2.                     (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.                     (Total Equity - Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1,000 million after January 1, 2013; or

4.                     Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as of December 31, 2013.

2013 USD Loan (SMIC Shanghai)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.                     (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.                     (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.                     (Total Equity - Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.

SMIS was in compliance with these covenants as of December 31, 2013.

2011 EXIM USD & RMB Loan (SMIC Beijing)

In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into a USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

2012 EXIM USD Loan (SMIC Beijing)

In March 2012, SMIB entered into a USD loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

2012 USD Loan (SMIC Beijing)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven- year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and the 100% equity of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019. The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.                     Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.                     (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%.

SMIB was in compliance with these covenants as of December 31, 2013.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, SMIB entered into a new USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty- six-month bank facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3% to 4% in 2013.

2013 CIC RMB Entrust Loan (SMIC Beijing)

In June 2013, SMIB entered into a new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two-year entrust loan facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015. The interest rate on this loan facility was 12% in 2013.

As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

Capitalized Interest

Interest incurred on funds used to construct plant and equipment during the active construction period is net of government funding received and then capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interests of US$15.8 million and US$16.5 million in 2013 and 2012, respectively, net of government funding, have been added to the cost of the underlying assets during the year and are amortized over the respective useful life of the assets. In 2013 and 2012, the Company recorded amortization expenses relating to the capitalized interest of US$11.4 million and US$9.9 million, respectively.

Commitments

As of December 31, 2013, the Company had commitments of US$114.9 million for facilities construction obligations in connection with the construction of the Company’s Beijing, Tianjin and Shanghai facilities. As of December 31, 2013, the Company had commitments of US$178.4 million to purchase machinery and equipment for Beijing, Tianjin, Shanghai and SilTech Semiconductor Shanghai Corporation (“SilTech”) fabs.

As of December 31, 2013 the Company had commitments of US$10.1 million to purchase intellectual property.

Debt to Equity Ratio

As of December 31, 2013, the Company’s net debt to equity ratio was approximately 27.36%. Please refer to Note 35 to our financial statements for calculation.

Foreign Exchange Rate Fluctuation Risk

The Company’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Company also enters into transactions in other currencies. The Company is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of December 31, 2013, the Company had no outstanding foreign currency forward exchange contracts.

As of December 31, 2012, the Company had outstanding foreign currency forward exchange contracts with notional amounts of US$82.8 million, all of which matured in 2013. As of December 31, 2012, the fair value of foreign currency forward exchange contracts was approximately US$0.05 million, which was recorded in other current assets.

The Company had US$165.6 million of foreign currency exchange contracts outstanding as of December 31, 2011, all of which matured in 2012.

The Company does not enter into foreign currency exchange contracts for speculative purposes.

	As of December 31, 2013		As of December 31, 2012		As of December 31, 2011
	(in US$ thousands)		(in US$ thousands)		(in US$ thousands)
	2013	Fair Value	2012	Fair Value	2011	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)	—	—
Contract Amount	—	—	—	—	4,653	(88)
(Receive RMB/Pay US$)	—	—
Contract Amount	—	—	82,810	52	160,993	211
Total Contract Amount	—	—	82,810	52	165,646	123

Interest Rate Risk

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the Company’s debt obligations outstanding as of December 31, 2013. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

	As of December 31
	2014	2015
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	853,889	672,221
Average interest rate	4.59%	4.66%
RMB denominated
Average balance	10,795	5,264
Average interest rate	12%	12%
Weighted average forward interest rate	4.68%	4.72%

Joint Venture Agreement and JV Memorandum with Hubei Science & Technology Investment Group Co., Ltd.

On May 12, 2011, the Company entered into a joint venture agreement and a memorandum with Hubei Science & Technology Investment Group Co., Ltd., or Hubei Science & Technology, a company incorporated in the PRC and wholly-owned by the Wuhan East Lake Hi-Tech Development Zone Administrative Committee, to invest in and manage Wuhan Xinxin Semiconductor Manufacturing Corporation’s (“Wuhan Xinxin”) 12-inch wafer production line, or the Wuhan JV Agreement.

Pursuant to the Wuhan JV Agreement, the parties shall establish Semiconductor Manufacturing International (Wuhan) Corp., a joint venture company to be established in Wuhan, Hubei Province, the PRC, or the Wuhan JV Company, for the purpose of further developing 12-inch wafer production facilities and implementing advanced technologies for the manufacturing of integrated circuits. Under the Wuhan JV Agreement, the Company and Hubei Science & Technology shall contribute 66.66% and 33.34%, respectively, of the registered capital of the Wuhan JV Company.

In April 2012, the Company had announced that the Company anticipated that the formation of the Wuhan JV Company would be delayed until the first half of 2013. In March 2013, the Company further announced that the formation of any business collaboration with Hubei Science & Technology would be further delayed due to changing market conditions in China and the status of the global economy. Furthermore, after having undergone a transition period in transferring responsibility to Wuhan Xinxin, the Company ceased to manage and operate Wuhan Xinxin’s 12-inch fab.

Establishment of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)

On June 3, 2013, the Company entered into an agreement with SMIB, a wholly-owned subsidiary of the Company, Zhongguancun Development Group (中關村發展集團股份有限公司) (“ZDG”) and Beijing Industrial Developing Investment Management Co., Ltd. (北京工業發展投資管理有限公司) (“BIDIMC”) in relation to the establishment of SMNC, a new entity located at the existing premises of SMIC Beijing. SMNC is principally engaged in, among others, the testing, development, design, manufacturing, packaging and sale of integrated circuits and is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing  capacity  of  35,000  wafers  per month. The total investment in SMNC is approximately US$3.59 billion, among which US$1.2 billion is the registered capital contributed by the Company and SMIB as to 55% and ZDG and BIDIMC as to 45%, and the remaining portion is intended to be funded through SMNC’s internal cash flow, shareholders’ further contribution to share capital, shareholders’ loans and/or bank loans. Please refer to additional disclosure under “Funding Sources for Material Capital Expenditures in the Coming Year”.

Issue of the Bonds

Issue of US$200 million Zero Coupon Convertible Bonds due 2018

On October 24, 2013, the Company entered into a subscription agreement with J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch (collectively, the “Joint Managers”) in respect of the issue of US$200 million zero coupon convertible bonds due 2018 (the “Placed Bonds”), pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million.

Based on the initial conversion price of HK$0.7965 per Ordinary Share (“Conversion Price”) (which is approximately the net conversion price per Ordinary Share, representing a premium of approximately 35.00% over the closing price of HK$0.59 per Ordinary Share as quoted on the Hong Kong Stock Exchange on 24 October 2013, being the day on which the Company agreed to issue the Placed Bonds) and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Ordinary Shares which will be allotted and issued under the general mandate granted by the shareholders of the Company to the Directors at the annual general meeting of the Company held on June 13, 2013 and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date. The issue of the Placed Bonds was not subject to the approval of the shareholders of the Company and was completed on November 7, 2013.

The Placed Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers that the issue of the Placed Bonds represents a good opportunity for the Company to broaden its shareholder base. The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds was approximately US$194.6 million which was mainly utilized for capacity expansion associated with 8-inch and 12-inch manufacturing facilities, general working capital and repayment of bank loans. Details of the Placed Bonds were set out in the announcements of the Company dated October 25, 2013 and November 7, 2013.

Proposed Issue of Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang. The Datang Pre-emptive Bonds are convertible into 531,481,129 Ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Ordinary Share).

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price of HK$0.7965 per Ordinary Share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers that the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placed Bonds. The net proceeds (net of fees and expenses) from the issue of the Datang Pre- emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively. The Company intends to use such net proceeds for the Company’s capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is subject to the fulfillment of all conditions set out respectively in the Datang Subscription Agreement and the Country Hill Subscription Agreement and is expected to take place on a date no later than May 30, 2014. Details of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds were set out in the announcement of the Company dated December 18, 2013 and the circular of the Company dated January 29, 2014.

DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

Members of the Board are re-elected or elected by the Company’s shareholders. As of December 31, 2013, the Board consisted of ten (10) Directors, and two (2) alternate Directors. The composition of the Board during the year ended December 31, 2013 and up to the date of this report is set forth as follows:

Name of Director	Age	Position	Class	Appointment Commencement Date
Zhang Wenyi	67	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	57	Chief Executive Officer and Executive Director	I	2011/8/5
Gao Yonggang*	49	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director	I	2009/6/23
William Tudor Brown	55	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	45	Non-executive Director	II	2009/6/23
Lip-Bu Tan	54	Independent Non-executive Director	II	2001/11/3
Frank Meng	53	Independent Non-executive Director	II	2011/8/23
Sean Maloney	57	Independent Non-executive Director	III	2013/6/15
Tsuyoshi Kawanishi#	85	Independent Non-executive Director (Retired)	III	2001/9/25
Zhou Jie	46	Non-executive Director	III	2009/1/23
Lawrence Juen-Yee Lau	69	Non-executive Director	III	2011/6/30
Datong Chen	59	Alternate Director to Lawrence Juen-Yee Lau	—	2012/5/10
Li Yonghua	39	Alternate Director to Chen Shanzhi	—	2013/10/22

*                   Dr. Gao Yonggang has been redesignated as an executive Director since June 17, 2013.

#                 Mr. Tsuyoshi Kawanishi, having reached retirement age, did not offer himself for re-election as a Class III Director and retired as an independent non-executive Director upon the conclusion of the annual general meeting of the Company held on June 13, 2013 in accordance with Article 90 of the Company’s Articles of Association.

Senior Management

The Company’s senior management is appointed by, and serves at the discretion of, the Board. The following table sets forth the names, ages and positions of the senior management as of the date of this annual report:

Name	Age	Position
Tzu-Yin Chiu	57	Chief Executive Officer and Executive Director
Yonggang Gao	49	Chief Financial Officer, Executive Vice President, Strategic Planning and Executive Director
Haijun Zhao	50	Chief Operating Officer and Executive Vice President
Dong Cui	42	Executive Vice President, Investment & Strategic Business Development
Shiuh-Wuu Lee	66	Executive Vice President, Technology Development
Jyishyang Liu	61	Executive Vice President, Engineering & Services
Mike Rekuc	65	Executive Vice President, Worldwide Sales & Marketing
John Peng	49	Associate Vice President and General Manager of China Business Unit

Brief Biographical Details

Board of Directors

Zhang Wenyi

Chairman of the Board & Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. He is also a director of several subsidiaries of SMIC. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8-inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and General Manager of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang is also the honorary chairman of China Semiconductor Industry Association. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu

Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an Independent Director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), Chairman of the Board of Semiconductor Manufacturing North China (Beijing) Corporation as well as Chairman of the Board of Brite Semiconductor Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang

Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since June 17, 2013. He has been appointed as the Chief Financial Officer of the Company since February 17, 2014. Dr. Gao remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has more than 20 years of experience in the area of financial management and has worked as Chief Financial Officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organizations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd.. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

Chen Shanzhi

Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in domestic and foreign academic conferences and publications, most of which were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Lawrence Juen-Yee Lau

Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. In 2010, he was appointed Chairman of CIC International (Hong Kong) Co., Limited, a subsidiary of China Investment Corporation, and serves concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Economics, Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen, as well as a Director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region, and Chairman of its Governance Sub-Committee and Member of its Currency Board Sub-Committee, and as an Adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also an independent non-executive director of CNOOC Limited and an independent director of Far EasTone Telecommunications Company, Limited.

Zhou Jie

Non-Executive Director

Mr. Zhou Jie has been Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holdings) Co. Ltd. (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd.. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in corporate management, investment banking and capital market operation.

Frank Meng

Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined 21Vianet Group, Inc. as President in July 2013, where he is responsible for the company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC, a wholly owned subsidiary of Google Inc., where he managed all the aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Lip-Bu Tan

Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney

Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co-General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognized for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company.

William Tudor Brown

Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to Feb 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs. Currently Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

Datong Chen

Alternate Director to Professor Lawrence Juen-Yee Lau

Dr. Datong Chen has been an alternate Director to Professor Lawrence Juen-Yee Lau, a non-executive Director of the Company, since 2012. Dr. Chen has more than 20 years of investment and operations experience in the communications technology and semiconductor industries. He is the co-founder and managing director of WestSummit Capital Management Limited. Prior to co-founding WestSummit Capital, Dr. Chen was a venture partner at Northern Light Venture Capital, where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded OmniVision Technologies, Inc. and served as vice president of technology from 1995 to 2000. Dr. Chen holds a bachelor of science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He holds over 34 U.S. and European patents.

Li Yonghua

Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. Since August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd.. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Legal Manager of Jinbangxin Assets Management Company and Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Senior Management

Dr. Tzu-Yin Chiu

Biographical details are set out on page 32 of this annual report.

Dr. Yonggang Gao

Biographical details are set out on page 33 of this annual report.

Dr. Haijun Zhao joined SMIC in 2010, and was named Vice President of North Operations in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the roles as Executive Vice President and Chief Operating Officer. He has 21 years of experience in semiconductor operations and technology development, most recently as a vice president of technology development, product engineering and Greater China business at ProMOS Technologies in Taiwan. He also previously held management positions at TECH Semiconductor Singapore. Dr. Zhao received his B.S. and Ph.D. from Tsinghua University, and his MBA from the University of Chicago. He holds two US semiconductor technology patents, with two pending, and has nine published technical papers.

Mr. Dong Cui joined SMIC in September 2011 as Associate Vice President. In June 2012, he was promoted to Senior Vice President, initially overseeing Administration and Public Affairs. As of March 2013, he oversees Investment and Strategic Business Development, and on April 25, 2013, he took on the role as Executive Vice President. Prior to joining SMIC, from 2009 to 2011, Mr. Cui was President of China Electronics Corporation Hua Hong International Inc. and its investment management arm in Silicon Valley, CEC Capital Management LLC (CEC Capital). From 2002 to 2009, he was Vice President of Shanghai Hua Hong International Inc. and its investment management arm, Hua Hong International USA, LLC, which focused on venture capital investment in the semiconductor industry. From 1998 to 2002, Mr. Cui served as the deputy director of the office of the board of Shanghai Hua Hong Group and later as director of its Beijing representative office. From 1996 to 1998, Mr. Cui was the executive secretary of the general office of the Ministry of Electronics Industry. Mr. Cui received a BA in Chinese Language and Literature from Beijing Normal University, an MS in Management Science and Engineering from Tongji University, Shanghai, an MS in Finance from Golden Gate University, and a Certificate of Accounting in Tax from De Anza College. He has a total of 18 years of experience in the semiconductor industry.

Dr. Shiuh-Wuu Lee joined SMIC in 2010, and was named Vice President of Technology Development in September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. Dr. Lee has over 30 years of experience in the semiconductor industry. Prior to arriving at SMIC, he distinguished himself at Intel Corporation and AT&T Bell Laboratories, where he was engaged in logic technology development and developed state-of-the-art tools for microprocessor design. He twice received the Distinguished Technical Achievement award at Bell Labs, served as a technical director at Intel and was elected an Intel Fellow in 2004, the company’s highest technical honor. Dr. Lee received his Ph.D. from the University of Michigan. He is actively involved in semiconductor technology conferences, and he has 54 published technical journal and conference papers. He is the holder of three patents.

Dr. Jyishyang Liu joined SMIC in 2001. He became Vice President of Central Engineering & Services in 2010, and has been Acting Vice President of Central Operations since September 2011. In June 2012 he was promoted to Senior Vice President, and on April 25, 2013, he took on the role as Executive Vice President. He has 28 years of experience in the international semiconductor industry, beginning with research & development work at Motorola and Bell Laboratories, as well as operations management at UMC. Dr. Liu received his BS and MS degrees from National Tsing Hua University and completed his Ph.D. in Materials Science and Engineering at the Massachusetts Institute of Technology. He has seven published technical papers and holds two patents.

Mr. Mike Rekuc joined SMIC in 2011 as President of SMIC Americas. In November 2012, he was promoted to Senior Vice President, initially overseeing Worldwide Sales. As of March 2013, he oversees Worldwide Sales and Marketing, and on April 25, 2013, he took on the role as Executive Vice President. Mr. Rekuc is a distinguished industry veteran with four decades of semiconductor experience in both the United States and Asia. Before joining SMIC, he was President of Grace Semiconductor USA for Shanghai-based foundry Grace Semiconductor. Before Grace, he was Senior Vice President of Sales and Marketing and President of the Americas Region for Singapore-based Chartered Semiconductor (now part of GlobalFoundries) from 1999 to 2010. Prior to joining Chartered, Mr. Rekuc spent 23 years at Motorola, rising from a district sales engineer in Motorola’s semiconductor sector to become Vice President and Global Sales Director of its World Wide Wireless Subscribers Group. Mr. Rekuc began his career working for the United States Navy as a civilian semiconductor specialist. He holds a Bachelor of Science degree in Electrical Engineering from Lawrence Technological University.

Mr. John Peng first joined SMIC in 2001 and is currently Associate Vice President and General Manager of the China Business Unit. Prior to joining SMIC, he was Senior Operations Director of Wuxi CSMC-HJ Semiconductor Company Limited, where he was responsible for fab operations and IT, among other responsibilities. He was also a deputy general manager and fab director at Huajing Microelectronics, where he was responsible for China’s National Project 908 AT&T (Lucent) technology transfer, and built China’s most advanced 6-inch fab in 1996. Mr. Peng received his Bachelor’s degree in Physics from Sichuan University, and he received his master’s degree in Microelectronics from Xidian University in 1988. He is a Ph.D. candidate in Microelectronics at Southeast University. He has published more than 10 technical articles.

Company Secretary

Mr. Gareth Kung joined SMIC in July 2012 as Chief Financial Officer of the Company and has been appointed as the Company Secretary of the Company with effect from August 23, 2012. He has been re-designated as Executive Vice President of Finance and has ceased to be Chief Financial Officer of the Company since February 17, 2014. Mr. Kung has over 25 years’ work experience working as a chief financial officer in publicly listed companies, private equity investment manager, banker and auditor. Between 2003 and 2009, Mr. Kung worked at SMIC as the Group Treasurer and Group Controller and from July 2012 to February 2014 as the Company’s Chief Financial Officer. Mr. Kung holds a MBA from the University of Western Ontario and a bachelor’s degree in accounting from the National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore and a fellow member of the Association of Chartered Certified Accountants. In addition, he is also a Chartered Financial Analyst.

REPORT OF THE DIRECTORS

Subsidiaries

As of December 31, 2013, the Company’s subsidiaries are as follows:

1.                            中芯國際集成電路製造(上海)有限公司

Semiconductor Manufacturing International (Shanghai) Corporation*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$5,200,000,000

Registered capital: US$1,740,000,000

Equity holder: the Company (100%)

2.                            中芯國際集成電路製造(北京)有限公司

Semiconductor Manufacturing International (Beijing) Corporation*

Principal place of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$3,000,000,000

Registered capital: US$1,000,000,000

Equity holder: the Company (100%)

3.                            中芯國際集成電路製造(天津)有限公司

Semiconductor Manufacturing International (Tianjin) Corporation*

Principal place of operation: Tianjin, PRC

Place of incorporation: Tianjin, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000,000

Registered capital: US$690,000,000

Equity holder: the Company (100%)

4.                            中芯北方集成電路製造（北京）有限公司

Semiconductor Manufacturing North China (Beijing) Corporation*

Principal place of operation: Beijing, PRC

Place of incorporation: Beijing, PRC

Legal entity: Majority-owned subsidiary

Total investment: US$3,590,000,000

Registered capital: US$1,200,000,000

Equity holder: the Company (13.75% directly and 41.25% indirectly)

5.

SMIC Japan Corporation*

Principal country of operation: Japan

Place of incorporation: Japan

Authorised capital: JPY10,000,000 divided into 200 shares of a par value of JPY50,000

Equity holder: the Company (100%)

*                                   For identification purposes only

6.                            SMIC, Americas

Principal country of operation: U.S.A.

Place of incorporation: California, U.S.A.

Authorised capital: US$500,000 divided into 50,000,000 shares of common stock of a par value of US$0.01

Equity holder: the Company (100%)

7.                            Better Way Enterprises Limited

Principal country of operation: Samoa

Place of incorporation: Samoa

Authorised capital: US$1,000,000 divided into 1,000,000 shares of a par value of US$1.00

Issued share capital: US$1.00

Equity holder: the Company (100%)

8.                            SMIC Europe S.R.L.

Principal place of operation: Agrate Brianza (Monza and Brianza), Italy

Place of incorporation: Agrate Brianza (Monza and Brianza), Italy

Registered capital: Euros100,000

Equity holder: the Company (100%)

9.                            Semiconductor Manufacturing International (Solar Cell) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$11,000 divided into 11,000,000 ordinary shares of US$0.001 each

Equity holder: the Company (100%)

10.                     中芯能源科技(上海)有限公司

SMIC Energy Technology (Shanghai) Corporation*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$26,000,000

Registered capital: US$10,400,000

Equity holder: the Company (100%, indirectly through SMIC Solar Cell (HK) Company Limited)

11.                     中芯貿易(上海)有限公司

SMIC Commercial Shanghai Limited Company*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$1,100,000

Registered capital: US$800,000

Equity holder: the Company (100%)

*                                  For identification purposes only

12.                     中芯國際開發管理(成都)有限公司

SMIC Development (Chengdu) Corporation*

Principal place of operation: Chengdu, PRC

Place of incorporation: Chengdu, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: US$12,500,000

Registered capital: US$5,000,000

Equity holder: the Company (100%)

13.                     Magnificent Tower Limited

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$50,000

Issued share capital: US$1.00

Equity holder: the Company (100%, indirectly through Better Way Enterprises Limited)

14.                     SMIC Shanghai (Cayman) Corporation

Principal country of operation: Cayman Islands

Pace of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

15.                     SMIC Beijing (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

16.                     SMIC Tianjin (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

17.                     SMIC Shanghai (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Shanghai (Cayman) Corporation)

*                                  For identification purposes only

18.                     SMIC Beijing (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Beijing (Cayman) Corporation)

19.                     SMIC Tianjin (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through SMIC Tianjin (Cayman) Corporation)

20.                     SMIC Solar Cell (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$10,000

Issued share capital: HK$1.00

Equity holder: the Company (100%, indirectly through Semiconductor Manufacturing International (Solar Cell) Corporation)

21.                     Semiconductor Manufacturing International (BVI) Corporation

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$10.00

Issued share capital: US$10.00

Equity holder: the Company (100%)

22.                     Admiral Investment Holdings Limited

Principal country of operation: British Virgin Islands

Place of incorporation: British Virgin Islands

Authorised capital: US$10.00

Issued share capital: US$10.00

Equity holder: the Company (100%)

23.                     SMIC Shenzhen (Cayman) Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$50,000

Issued share capital: US$0.0004

Equity holder: the Company (100%)

24.                     SMIC Shenzhen (HK) Company Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1.00

Equity holder: the Company (100% indirectly through SMIC Shenzhen (Cayman) Corporation)

25.                     SilTech Semiconductor Corporation

Principal country of operation: Cayman Islands

Place of incorporation: Cayman Islands

Authorised capital: US$10,000

Issued share capital: US$10,000

Equity holder: the Company (100%)

26.                     SilTech Semiconductor (Hong Kong) Corporation Limited

Principal place of operation: Hong Kong

Place of incorporation: Hong Kong

Authorised capital: HK$1,000

Issued share capital: HK$1,000

Equity holder: the Company (100% indirectly through SilTech Semiconductor Corporation)

27.                     中芯國際集成電路製造(深圳)有限公司

Semiconductor Manufacturing International (Shenzhen) Corporation*

Principal place of operation: Shenzhen, PRC

Place of incorporation: Shenzhen, PRC

Legal entity: Wholly foreign-owned enterprise

Total Investment: US$380,000,000

Registered capital: US$127,000,000

Equity holder: the Company (100% indirectly through SMIC Shenzhen (HK) Company Limited)

28.                     芯電半導體(上海)有限公司

SilTech Semiconductor Shanghai Corporation*

Principal place of operation: Shanghai, PRC

Place of incorporation: Shanghai, PRC

Legal entity: Wholly foreign-owned enterprise

Total investment: US$35,000,000

Registered capital: US$12,000,000

Equity holder: the Company (100% indirectly through SilTech Semiconductor (Hong Kong) Corporation Limited)

*                                  For identification purposes only

Share Capital

During the year ended December 31, 2013, the Company issued 64,204,086 Ordinary Shares to certain of the eligible participants including employees, directors, officers, and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 Stock Option Plan (“2004 Stock Option Plan”), 35,396,542 Ordinary Shares to certain of the eligible participants pursuant to the Company’s amended and restated 2004 Equity Incentive Plan (“2004 Equity Incentive Plan”), and 12,566,850 Ordinary Shares to certain of the eligible participants pursuant to the Company’s 2001 Stock Plan.

During the year ended December 31, 2013, the Company did not repurchase any shares from eligible participants pursuant to the terms of the Company’s 2001 Preference Shares Stock Plan and 2001 Regulation S Preference Shares Stock Plan (collectively, the “2001 Preference Shares Plan”) or the Company’s 2001 Stock Plan.

Number of
Outstanding Share Capital as at December 31, 2013:	Shares Outstanding
Ordinary Shares	32,112,307,101

Under the terms of the 2004 Equity Incentive Plan, the Compensation Committee of the Company may grant restricted share units (“Restricted Share Unit(s)”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Company’s Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue to the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Units. For the year ended December 31, 2013, the Compensation Committee of the Company granted a total of 151,336,161 Restricted Share Units.

The remaining vesting dates of the Restricted Share Units granted (after deducting the number of Restricted Share Units granted but forfeited due to the departure of eligible participants prior to vesting) are as follows:

Vesting Dates	Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of eligible participants prior to vesting)
2013
1-Jan	7,648,553
23-Feb	8,396,993
1-May	14,550,000
24-May	1,684,992
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2014
1-Jan	7,042,642
23-Feb	1,679,399
1-Mar	36,804,038
1-May	13,965,000
24-May	1,684,993
30-Jun	2,330,023
9-Jul	625,000
5-Aug	9,320,093
2015
1-Jan	3,614,133
1-Mar	36,804,041
1-May	13,965,000
30-Jun	2,330,024
9-Jul	625,000
5-Aug	9,320,093
2016
1-Mar	36,804,040
1-May	13,965,000
9-Jul	625,000
2017
1-Mar	36,804,042

Repurchase, Sale or Redemption of the Company’s Listed Securities

Neither the Company nor any of its subsidiaries has repurchased, sold or redeemed any of the Ordinary Shares during the year ended December 31, 2013.

Public Float

Based on publicly available information and within the Directors’ knowledge, more than 25% of the Company’s issued share capital was held by the public as at the date of this annual report.

Debt To Equity Ratio

As of December 31, 2013, the Company’s net debt to equity ratio was approximately 27.36%. Please refer to Note 35 to the consolidated financial statements for calculation.

Dividends and Dividend Policy

At the end of 2013, the Company’s accumulated deficit decreased to US$1,693.9 million from US$1,867.0 million at the end of 2012. The Company has not declared or paid any cash dividends on the Ordinary Shares. We intend to retain any earnings for use in the Company’s business and do not currently intend to pay cash dividends on the Ordinary Shares. Dividends, if any, on the outstanding Ordinary Shares will be declared by and subject to the discretion of the Board and must be approved by the shareholders at the annual general meeting of the Company. The timing, amount and form of future dividends, if any, will also depend, among other things, on:

•                          the Company’s results of operations and cash flow;

•                          the Company’s future prospects;

•                          the Company’s capital requirements and surplus;

•                          the Company’s financial condition;

•                          general business conditions;

•                          contractual restrictions on the payment of dividends by the Company to its shareholders or by the Company’s subsidiaries to the Company; and

•                          other factors deemed relevant by the Board.

The Company’s ability to pay cash dividends will also depend upon the amount of distributions, if any, received by the Company from its wholly-owned Chinese operating subsidiaries. Under the applicable requirements of China’s Company Law, the Company’s subsidiaries in China may only distribute dividends after they have made allowances for:

•                          recovery of losses, if any;

•                          allocation to the statutory common reserve funds;

•                          allocation to staff and workers’ bonus and welfare funds; and

•                          allocation to a discretionary common reserve fund if approved by the Company’s shareholders.

More specifically, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as statutory common reserves and a discretionary percentage of their net profit has been set aside for the staff and workers’ bonus and welfare funds. These operating subsidiaries are not required to set aside any of their net profit as statutory common reserves if the accumulation of such reserves has reached at least 50% of their respective registered capital. Furthermore, if they record no net income for a year, they generally may not distribute dividends for that year.

Directors’ Interests in Contracts of Significance

Save as those disclosed in the section headed “Connected Transactions”, there were no contracts of significance during the year ended December 31, 2013 to which the Company or any of its subsidiaries was a party and in which any of the Directors was materially interested.

Major Suppliers and Customers

In 2013, the Company’s largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of the Company’s overall raw materials purchases. China Investment Corporation, through its controlled subsidiaries, holds an equity interest of less than 0.3% in two of the Company’s five largest suppliers in 2013. To the best of the Company’s knowledge, none of the Directors or the other shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest suppliers. Almost all of the Company’s materials are imported free of value-added tax and import duties due to concessions granted to the semiconductor industry in China.

In 2013, the Company’s largest and five largest customers accounted for approximately 22.9% and 52.3%, respectively, of the Company’s total overall sales. Mr. Lip-Bu Tan, an independent non-executive Director of the Company, holds through his trust an equity interest of less than 1% in three of the Company’s five largest customers in 2013 and is also a director of a shareholder of one of the remaining two of the Company’s five largest customers. China Investment Corporation, through its controlled subsidiaries, holds an equity interest of less than 0.5% in two of the Company’s five largest customers in 2013. To the best of the Company’s knowledge, none of the other Directors or shareholders (which to the knowledge of the Directors own 5% or more of the Company’s issued share capital) or their respective associates had interests in any of the Company’s five largest customers.

Pre-emptive Rights

The Company confirms there are no statutory pre-emptive rights under the law of the Cayman Islands.

Director’s Interests in Securities of the Company

As of December 31, 2013, the interests or short positions of the Directors in the Ordinary Shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”)), which were notified to the Company and the SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the SEHK pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

			Number of	Derivatives			Percentage of Aggregate Interests to Total Issued Share Capital of the
Board Member	Long/Short Position	Nature of Interests	Ordinary Shares Held	Share Options	Other	Aggregate Interest	Company (Note 1)
Executive Director
Zhang Wenyi	Long Position	Beneficial Owner	—	21,746,883 (Note 2)	9,320,093 (Note 3)	31,066,976	0.097%
Tzu-Yin Chiu	Long Position	Beneficial Owner	26,119,852	86,987,535 (Note 4)	18,640,186 (Note 5)	131,747,573	0.410%
Gao Yonggang	Long Position	Beneficial Owner	—	16,753,568 (Note 6)	—	16,753,568	0.052%
Non-executive Director
Chen Shanzhi	Long Position	Beneficial Owner	—	3,145,319 (Note 7)	—	3,145,319	0.010%
Lawrence Juen-Yee Lau	Long Position	Beneficial Owner	—	4,492,297 (Note 8)	—	4,492,297	0.014%
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial Owner	—	4,492,297 (Note 9)	—	4,492,297	0.014%
Sean Maloney	Long Position	Beneficial Owner	—	4,490,377 (Note 10)	—	4,490,377	0.014%
Frank Meng	Long Position	Beneficial Owner	—	4,471,244 (Note 11)	—	4,471,244	0.014%
Lip-Bu Tan	Long Position	Beneficial Owner	—	4,634,877 (Note 12)	—	4,634,877	0.014%
Alternate Director
Datong Chen	—	—	—	—	—	—	—
Li Yonghua	—	—	—	—	—	—	—

Notes:

(1)                   Based on 32,112,307,101 Ordinary Shares in issue as at December 31, 2013.

(2)                   On September 8, 2011, Mr. Zhang was granted options to purchase 21,746,883 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(3)                   On September 8, 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which shall vest on each anniversary of June 30, 2011, will fully vest on June 30, 2015. As of December 31, 2013, 50% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been settled.

(4)                   On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(5)                   On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which will vest on each anniversary of the August 5, 2011, will fully vest on August 5, 2015. As of December 31, 2013, 50% of Dr. Chiu’s Restricted Share Units were vested and settled, and thus 18,640,186 Ordinary Shares were issued to him.

(6)                   These options comprise: (a) options granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, and (b) options granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(7)                   On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(8)                   On September 6, 2013, Professor Lau was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(9)                   On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(10)            On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(11)            On November 17, 2011, Mr. Meng was granted options to purchase 4,471,244 Ordinary Shares at a price of HK$0.4 per Ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of November 16, 2021 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

(12)            These options comprise: (a) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of his service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of his service as a Director to the Board, and (c) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price of US$0.132 per Ordinary Share pursuant to the 2004 Stock Option Plan, which were fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of his service as a Director to the Board. As of December 31, 2013, none of these options have been exercised.

Director’s Service Contracts

No Director proposed for re-election at the 2014 AGM has or proposes to have a service contract which is not terminable by the Company or any of its subsidiaries within one year without payment of compensation, other than statutory compensation.

Substantial Shareholders

Set out below are the names of the parties (not being a Director or chief executive of the Company) which were interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of Ordinary Shares in which they were interested as at December 31, 2013 as recorded in the register kept by the Company under section 336 of the SFO.

Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company (Note 1)	Derivatives	Total Interest	Percentage of Total Interests to Total Issued Share Capital of the Company (Note 1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	6,116,138,341 (Note 2)	19.05%	531,481,129 (Note 3)	6,647,619,470	20.70%
China Investment Corporation (“CIC”)	Long Position	3,605,890,530 (Note 4)	11.23%	313,437,589 (Note 5)	3,919,328,119	12.21%
Shanghai Industrial Investment (Holdings) Company Limited (“SIIC”)	Long Position	1,923,277,340 (Note 6)	5.99%	—	1,923,277,340	5.99%

Notes:

(1)    Based on 32,112,307,101 Ordinary Shares in issue as at December 31, 2013.

(2)    All such Ordinary Shares are held by Datang Holdings (Hongkong) Investment Company Limited (“Datang”) which is a wholly-owned subsidiary of Datang Telecom.

(3)    On December 18, 2013, the Company entered into a subscription agreement with Datang, pursuant to which the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 which are convertible into 531,481,129 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 Ordinary Shares under the SFO.

(4)    All such Ordinary Shares are held by Country Hill Limited (“Country Hill”). Country Hill is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)    On December 18, 2013, the Company entered into a subscription agreement with Country Hill, pursuant to which the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 which are convertible into 313,437,589 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 Ordinary Shares under the SFO.

(6)    These 1,923,277,340 Ordinary Shares comprise (a) 90,008,000 Ordinary Shares held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC, and 1,833,269,340 Ordinary Shares held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in these 1,833,269,340 Ordinary Shares held by SITPHL. As at December 31, 2013, the Company’s Director, Mr. Zhou Jie, is an executive director and the president of SIIC. He is also an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the Ordinary Shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

Emoluments to the Directors

Details regarding the emoluments to each of the Directors in 2013 and 2012 are set out in Note 11 to the consolidated financial statements.

During the year ended December 31, 2013, the Board did not grant any Restricted Share Units to any Directors as compensation for their service on the Board.

Emoluments to the Senior Management

The emoluments of senior management personnel for the year ended December 31, 2013 are as follows:

	year ended 12/31/13 USD’000	year ended 12/31/12 USD’000	year ended 12/31/11 USD’000
Short-term benefits	3,667	2,742	2,216
Share-based payments	2,526	872	735
	6,193	3,614	2,951

The number of senior management whose remuneration fell within the following bands for the year ended December 31, 2013 is as follows:

	Number of individuals
	2013	2012	2011
HK$1,000,001 (US$128,951) to HK$1,500,000 (US$193,426)	—	2	1
HK$1,500,001 (US$193,427) to HK$2,500,000 (US$322,376)	2	4	3
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,851)	—	1	—
HK$3,000,001 (US$386,852) to HK$3,500,000 (US$451,327)	—	1	1
HK$4,000,001 (US$515,803) to HK$4,500,000 (US$580,277)	2	—	1
HK$4,500,001 (US$580,278) to HK$5,000,000 (US$644,753)	1	—	2
HK$5,000,001 (US$644,754) to HK$5,500,000 (US$709,228)	2	—	—
HK$5,500,001 (US$709,229) to HK$6,000,000 (US$773,704)	1	—	—
HK$12,000,000 (US$1,547,409) to HK$12,500,000 (US$1,611,884)	—	1	—
HK$14,000,001 (US$1,805,310) to HK$14,500,000 (US$1,869,786)	1	—	—
	9	9	8

Five Highest Paid Individuals

The emoluments of the five individuals whose emoluments were the highest in the Company for the years ended December 31, 2013 and 2012, including Zhang Wenyi, Chairman and Executive Director of the Company, and Tzu-Yin Chiu, Chief Executive Officer and Executive Director of the Company, are set out in Note 12 to the consolidated financial statements.

Remuneration Policy

The Company’s employees are compensated by cash and a variety of additional incentives. In addition to a monthly salary, the Company’s employees have the opportunity to earn additional merit-based bonuses according to the overall performance of the Company, each individual and his or her department. Additional benefits include participation in the Company’s global equity incentive compensation program, social welfare benefits for qualified employees, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Directors are compensated for their services as Directors, primarily by salaries and grants of options to purchase Ordinary Shares under the Stock Option Plan (as defined below). The compensation committee of the Company (the “Compensation Committee”) proposes, and the Board, other than interested Directors, approves, for the Directors, a remuneration package, which is comparable with the compensation received by directors in other similar publicly-traded companies.

The Company’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. We are required to make contributions to the state-managed retirement plan at a main rate equal to 20.0% to 22.0% of the monthly basic salary of current employees. Employees are required to make contributions at a rate equal to 8% of their monthly basic salary. The Company’s contribution to such pension plan is approximately US$27 million, US$22 million, and US$16.6 million for the years ended December 31, 2013, 2012, and 2011, respectively. The retirement benefits apply to expatriate employees according to the requirements of local government.

Auditors

The current auditors, Deloitte Touche Tohmatsu, have signified their willingness to continue in office.

Connected Transactions

Non-exempt Connected Transactions

Datang Subscription Agreement and Country Hill Subscription Agreement

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 for a total cash consideration of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang. The Datang Pre-emptive Bonds are convertible into 531,481,129 Ordinary Shares (assuming full conversion of the Datang Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Ordinary Share).

On December 18, 2013, the Company entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 for a total cash consideration of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion of the Country Hill Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Ordinary Share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Stock Exchange Listing Rules.

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are non-interest bearing and will mature on November 7, 2018. The Company considers that the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will strengthen the relationship between Datang, Country Hill and the Company and provide an additional source of funding for the Company’s needs beyond the capital raised through the Placed Bonds. The net proceeds (net of fees and expenses) from the issue of the Datang Pre- emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000 respectively. The Company intends to use such net proceeds for the Company’s capital expenditures in capacity expansion associated with 12-inch manufacturing facilities. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is subject to the fulfillment of all conditions set out respectively in the Datang Subscription Agreement and the Country Hill Subscription Agreement and is expected to take place on a date no later than May 30, 2014.

Other than Dr. Gao Yonggang (“Dr. Gao”), an executive Director, and Dr. Chen Shanzhi (“Dr. Chen”), a non-executive Director, both of whom were nominated as Directors by Datang Telecom and Professor Lawrence Juen-Yee Lau, a non-executive Director, who was nominated as a Director by Country Hill, none of the Directors has a material interest in the Datang Subscription Agreement, the Country Hill Subscription Agreement or the transactions contemplated thereunder.

Non-exempt Continuing Connected Transactions

Framework Agreement with Datang Telecom

On December 14, 2011, the Company entered into a framework agreement (“Framework Agreement”) with Datang Telecom, a substantial shareholder of the Company. Pursuant to the Framework Agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement was three years. The pricing for the transactions contemplated under the agreement was determined by reference to reasonable market price. The Company believed that the entering into of the Framework Agreement with Datang Telecom would bring the Company sustainable business opportunities and would also drive the Company’s technological achievement.

The caps, being the maximum revenue on an aggregated basis expected to be generated by the Company from the transactions contemplated under the Framework Agreement, were:

•                          US$5.2 million for the year ended December 31, 2011,

•                          US$40 million for the year ended December 31, 2012, and

•                          US$60 million for the year ended December 31, 2013.

In arriving at the above caps, the Company considered the potential level of transactions it may potentially engage in in light of current market conditions of the semiconductor industry and the technological capability of the Company, having regard to the historical transaction volume of Datang Telecom and its associates with the Company, and the Company’s historical revenues.

The aggregate revenues generated by the Company from the transactions entered into pursuant to the Framework Agreement were approximately US$16.7 million for the year ended December 31, 2013, approximately US$9.7 million for the year ended December 31, 2012 and approximately US$4.8 million for the year ended December 31, 2011.

Other than Dr. Gao and Dr. Chen, both of whom were nominated as Directors by Datang Telecom, none of the Directors has a material interest in the Framework Agreement or the transactions contemplated thereunder.

Pursuant to Rule 14A.37 of the Hong Kong Stock Exchange Listing Rules, the independent non-executive Directors of the Company have reviewed the non-exempt continuing connected transactions and confirmed that the transactions under the Framework Agreement that took place between Datang Telecom (or any of its associates) and the Company (or any of its subsidiaries) for the year ended December 31, 2013 had been entered into:

(1)    in the ordinary and usual course of business of the Company;

(2)    on normal commercial terms which were no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)    in accordance with the Framework Agreement on terms that were fair and reasonable and in the interests of the shareholders of the Company as a whole.

Pursuant to Rule 14A.38 of the Hong Kong Stock Exchange Listing Rules, the Company’s external auditor performed certain agreed upon procedures in respect of the continuing connected transactions of the Company under the Framework Agreement and had provided to the Board an unqualified letter containing findings and conclusions in respect of the aforesaid continuing connected transactions.

Related Party Transactions

In addition to the above, the Company entered into certain transactions with parties regarded as “related parties” under the applicable accounting standards which are not regarded as connected transactions as defined under the Hong Kong Stock Exchange Listing Rules. Details of these related party transactions are disclosed in note 36 to the consolidated financial statements.

Employees

The following table sets forth, as of the dates indicated, the number of the Company’s employees serving in the capacities indicated:

	As of December 31,
Function	Y2010	Y2011	Y2012	Y2013
Managers	917	898	922	951
Professionals(1)	3,920	4,297	4,164	4,440
Technicians	4,970	3,910	4,650	4,751
Clerical staff	269	347	238	304
Total(2)	10,076	9,452	9,974	10,446

Notes:

(1)    Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)    Includes 145, 1, 3 and 3 temporary and part-time employees in 2010, 2011, 2012 and 2013 respectively.

The following table sets forth, as of the dates indicated, a breakdown of the number of the Company’s employees by geographic location:

	As of December 31,
Function	Y2010	Y2011	Y2012	Y2013
Shanghai	5,395	5,555	6,037	6,626
Beijing	2,102	2,253	2,491	2,272
Tianjin	1,439	1,321	1,354	1,454
Chengdu	792	12	11	11
Shenzhen	142	36	23	43
Wuhan	174	236	17	—
United States	15	17	18	20
Europe	8	6	8	6
Japan	3	—	—	1
Taiwan Office	—	11	11	10
Hong Kong	6	5	4	3
Total	10,076	9,452	9,974	10,446

The Company’s success depends to a significant extent upon, among other factors, the Company’s ability to attract, retain and motivate qualified personnel.

As of December 31, 2013, 1,677 and 143 of the Company’s employees held master’s degrees and doctorate degrees, respectively. As of the same date, 3,082 of the Company’s employees possessed a bachelor’s degree.

The Company’s engineers received an average of 26 hours of internal and external training per person in 2013.

To support the Company’s business growth and develop more talents, SMIC partners with Peking University, Fudan University, Shanghai Jiaotong University, Tianjin University, Shanghai University, Beijing Institute of Petrochemical Technology University to offer junior college, undergraduate and graduate programs to technical employees. Employees who are eligible will also receive tuition subsidies. SMIC provides a good learning environment to employees.

As a supplement to their salaries, the Company’s employees have the opportunity to earn performance bonus based on the Company’s profitability, business achievements, and individual performance. Additional benefits include participation in the Company’s global equity incentive compensation program, social welfare benefits for qualified employees, paid leave, a global medical insurance plan for overseas employees and optional housing benefits and educational programs for employees with families.

The Company provides occupational health and hygiene management for the welfare of the Company’s employees. This includes occupational physical examination, the monitoring of air quality, illumination, radiation, noise and drinking water. The Company’s employees are not covered by any collective bargaining agreements.

Stock Incentive Schemes

2004 Stock Incentive Plans

2004 Stock Option Plan

The Company’s shareholders adopted on February 16, 2004 a 2004 Stock Option Plan which then became effective on March 18, 2004 and further amended it on June 23, 2009. The number of the Ordinary Shares that may be issued pursuant to the Company’s 2004 Stock Option Plan and The Company’s 2004 Employee Stock Purchase Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares.

In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2004 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the Company’s 2004 Employee Stock Purchase Plan or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time. Stock options issued under the 2004 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the Company’s 2004 Stock Option Plan are again available for grant and issuance under the Company’s 2004 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

The Company’s 2004 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2004 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The Company’s 2004 Stock Option Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee has the authority to construe and interpret the Company’s 2004 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2004 Stock Option Plan provides for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2004 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2004 Stock Option Plan; provided that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2004 Stock Option Plan or any of The Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the Company’s 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong Kong Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options granted under the 2004 Stock Option Plan vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the Company’s 2004 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee of the Company. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s family members or to a trust or partnership established for the benefit of such family members. Options granted under the Company’s 2004 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under the Company’s 2004 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to us, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non-employee Director’s service to us. Options whether or not vested generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2004 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option are equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, sub- division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2004 Stock Option Plan.

The Company’s 2004 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options immediately terminate.

The Company’s 2004 Stock Option Plan was terminated on November 15, 2013. The stock options granted before such termination remains outstanding and continue to vest and become exercisable in accordance with, and subject to, the terms of the 2004 Stock Option Plan.

2004 Employee Stock Purchase Plan

The Company’s shareholders adopted on February 16, 2004 a 2004 Employee Stock Purchase Plan and further amended it on June 23, 2009 in order to enable eligible employees to purchase the Ordinary Shares in the form of American depositary shares at a discount. Purchases are accomplished through participation in discrete offering periods. The Company’s 2004 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. The number of the Ordinary Shares that may be issued pursuant to the 2004 Employee Stock Purchase Plan and the Company’s 2004 Stock Option Plan shall not, in the aggregate, exceed 2,434,668,733 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding purchase right granted under this 2004 Employee Stock Purchase Plan or any of the Company’s other employee stock purchase plans or any outstanding stock option granted under the Company’s 2004 Stock Option Plan or any of the Company’s other stock option plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Hong Kong Stock Exchange Listing Rules. All shares purchased under the 2004 Employee Stock Purchase Plan shall be issued in the form of

American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2004 Employee Stock Purchase Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares.

The Company’s compensation committee administers the Company’s 2004 Employee Stock Purchase Plan. The Company’s employees generally are eligible to participate in the Company’s 2004 Employee Stock Purchase Plan; the Company’s compensation committee may impose additional eligibility conditions upon the employees of one of the Company’s subsidiaries or exclude employees of a subsidiary from participation. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in the Company’s 2004 Employee Stock Purchase Plan, are ineligible to participate in the Company’s 2004 Employee Stock Purchase Plan. In addition, to comply with the Hong Kong Stock Exchange Listing Rules, unless otherwise allowed under such rules, no employee can be granted a right to purchase American depositary shares, or a purchase right under the 2004 Employee Stock Purchase Plan if such purchase right would permit the employee to purchase Ordinary Shares or American depositary shares under all employee stock purchase plans or other option plans of the Company granted to the employee in any twelve-month period to exceed one percent (1%) of the then issued and outstanding Ordinary Shares.

Under the Company’s 2004 Employee Stock Purchase Plan, eligible employees are able to acquire the Company’s American depositary shares by accumulating funds through payroll deductions. The compensation committee of the Company determines the maximum amount that any employee may contribute to his or her account under the 2004 Employee Stock Purchase Plan during any calendar year. The Company also has the right to amend or terminate its 2004 Employee Stock Purchase Plan at any time and its 2004 Employee Stock Purchase Plan was terminated on November 15, 2013.

New participants are required to enroll in a timely manner as specified by the compensation committee of the Company. Once an employee is enrolled, participation is automatic in subsequent offering periods. The length of each offering period shall be no shorter than six months and no longer than twenty-seven months. The compensation committee of the Company determines the starting and ending dates of each offering period. An employee’s participation automatically ends upon termination of employment for any reason.

No participant has the right to purchase the Company’s American depositary shares in an amount, when aggregated with purchase rights under all the Company’s employee stock purchase plans that are also in effect in the same calendar year(s), that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. On the first business day of each offering period, a participant shall be granted a purchase right, determined by: (i) dividing (A) the product of $25,000 and the number of calendar years during all or part of which the purchase right shall be outstanding by (B) the fair market value of the American depositary shares on the first business day of the offering period, and (ii) subtracting from the quotient (A) the number of American depositary shares the participant purchased during the calendar year in which the first business day of the applicable offering period occurs under the 2004 Employee Stock Purchase Plan or under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended, plus (B) the number of American depositary shares subject on the first business day of the applicable offering period to any outstanding purchase rights granted to the participant under any of the Company’s other employee stock purchase plans which is intended to qualify under Section 423 of the Internal Revenue Code of 1986, as amended. If application of this formula would result in the grant of purchase rights covering, in the aggregate, more than the number of American depositary shares that the compensation committee has made available for the relevant offering period, then the compensation committee shall adjust the number of American depositary shares subject to the purchase right in order that, following such adjustment, the aggregate number of American depositary shares subject to the purchase right shall remain within the applicable limit.

The purchase price for shares of the Company’s American depositary shares purchased under the Company’s 2004 Employee Stock Purchase Plan shall be 85% of the lesser of the fair market value of the Company’s American depositary shares on (i) the first business day of the applicable offering period and (ii) the last day of the applicable offering period.

The Company has never granted any purchase right under its 2004 Employee Stock Purchase Plan before it was terminated on November 15, 2013.

Amended and Restated 2004 Equity Incentive Plan

The Company’s shareholders adopted an Amended and Restated 2004 Equity Incentive Plan that became effective on June 3, 2010. The aggregate number of the Ordinary Shares that may be issued pursuant to the Amended and Restated 2004 Equity Incentive Plan may not exceed 1,015,931,725 Ordinary Shares. Awards issued under the Amended and Restated 2004 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the Amended and Restated 2004 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares shall again be available for grant and issuance under the Company’s Amended and Restated 2004 Equity Incentive Plan:

•                  Ordinary Shares or American depositary shares tendered or withheld from issuance to settle an award;

•                  Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                  Ordinary Shares or American depositary shares subject to awards granted under our Amended and Restated 2004 Equity Incentive Plan that otherwise terminate or lapse without ordinary shares or American depositary shares being issued.

The Company’s Amended and Restated 2004 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs), and other equity-based or equity- related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

The Company’s Amended and Restated 2004 Equity Incentive Plan is administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company has the authority to construe and interpret the Company’s Amended and Restated 2004 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The Company’s Amended and Restated 2004 Equity Incentive Plan provides for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the Amended and Restated 2004 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the Amended and Restated 2004 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA is determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to or repurchased by us. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the Amended and Restated 2004 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the Company’s 2004 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the Company’s American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the Amended and Restated 2004 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award shall be equitably adjusted (including by payment of cash to a participant) by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the Amended and Restated 2004 Equity Incentive Plan.

Awards granted under the Company’s Amended and Restated 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee.

The Company’s Amended and Restated 2004 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company determines how to treat each outstanding award. The compensation committee may:

•                  shorten the period during which the awards may be settled;

•                  accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of an award by a successor corporation;

•                  adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                  cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards immediately terminate.

The Company’s Amended and Restated 2004 Equity Incentive Plan was terminated on November 15, 2013. The awards granted before such termination remain outstanding and continue to vest in accordance with, and subject to, the terms of the Amended and Restated 2004 Equity Incentive Plan.

2014 Stock Incentive Plans

2014 Stock Option Plan

The Company adopted a 2014 Stock Option Plan that became effective on November 15, 2013 when the 2014 Stock Option Plan was registered with the PRC State Administration of Foreign Exchange. The number of Ordinary Shares that may be issued pursuant to the 2014 Stock Option Plan and the 2014 Employee Stock Purchase Plan (if adopted) shall not, in the aggregate, exceed 3,207,377,124 Ordinary Shares. In no event may the number of Ordinary Shares that may be issued pursuant to any outstanding stock option granted under this 2014 Stock Option Plan or any of the Company’s other stock option plans or any outstanding purchase right granted under the 2014 Employee Stock Purchase Plan (if adopted) or any other of the Company’s employee stock purchase plans exceed, in the aggregate, thirty percent (30%) of the issued and outstanding Ordinary Shares in issuance from time to time, subject to such changes with respect to such thirty percent (30%) limit that may apply from time to time under the Listing Rules. Stock options issued under the 2014 Stock Option Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Stock Option Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, Ordinary Shares or American depositary shares subject to stock options under the 2014 Stock Option Plan will again be available for grant and issuance under the 2014 Stock Option Plan to the extent such stock options have lapsed without Ordinary Shares or American depositary shares being issued.

The Company’s 2014 Stock Option Plan authorizes the award of incentive stock options (ISOs) within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, non-qualified stock options and Director options.

Director options are non-qualified options granted to non-employee members of the Board, or non-employee Directors. The terms of Director options may vary among non-employee Directors and the 2014 Stock Option Plan does not impose any requirement to grant Director options subject to uniform terms.

The Company’s 2014 Stock Option Plan will be administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee will have the authority to construe and interpret the 2014 Stock Option Plan, grant stock options and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2014 Stock Option Plan will provide for the grant of options to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Stock Option Plan) for the benefit of those individuals eligible to participate in the 2014 Stock Option Plan; provided, that, ISOs may be granted only to the Company’s employees. The total number of Ordinary Shares underlying stock granted pursuant to the 2014 Stock Option Plan or any of the Company’s other stock option plans to, and the total number of Ordinary Shares that may be purchased under one or more purchase rights granted under the 2014 Employee Stock Purchase Plan (if adopted) or any of the Company’s other employee stock purchase plans by, a participant (including both exercised and outstanding stock options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1% in the case of an “independent non-executive Director” (as that term is used in the Hong Kong Stock Exchange Listing Rules) of the then issued and outstanding Ordinary Shares subject to such changes from time to time to applicable Hong  Kong  Stock Exchange Listing Rules.

The exercise price of stock options must be at least equal to the fair market value of the Ordinary Shares on the date of grant.

In general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. The Company’s compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any Ordinary Shares or American depositary shares issued on exercise being subject to the Company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the 2014 Stock Option Plan is ten years, subject to changes under the Hong Kong Stock Exchange Listing Rules, as determined by the compensation committee. Unless otherwise permitted by the Company’s compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under the 2014 Stock Option Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the Company’s compensation committee. Options granted under the 2014 Stock Option Plan generally may be exercised for a period of ninety days after the termination of the optionee’s service to the Company, except that Director options may be exercised for a period of one hundred and twenty days after the termination of the non- employee Director’s service to the Company. Options generally terminate immediately upon termination of employment for cause.

The number and kind of the Ordinary Shares or American depositary shares authorized for issuance under the various limits set forth in the 2014 Stock Option Plan, the number of outstanding stock options and the number and kind of shares subject to any outstanding stock options and the exercise price per share, if any, under any outstanding stock option will be equitably adjusted (including by payment of cash to a participant)

by the compensation committee in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Stock Option Plan.

The 2014 Stock Option Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee of the Company will determine how to treat each outstanding stock award. The compensation committee of the Company may:

•                  shorten the period during which the stock options are exercisable;

•                  accelerate the vesting of the stock options or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of stock options by a successor corporation;

•                  adjust stock options or their replacements so that such stock options are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction;

•                  cancel the stock option prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock option.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding stock options will immediately terminate.

The 2014 Stock Option Plan will terminate ten years from the date of registration of the Plan with the PRC State Administration of Foreign Exchange, unless it is terminated earlier by the Board. The Board may amend or terminate the 2014 Stock Option Plan at any time. If the Board amends the 2014 Stock Option Plan, it does not need to ask for shareholders approval of the amendment unless required by applicable law.

2014 Equity Incentive Plan

The Company adopted a 2014 Equity Incentive Plan that became effective on November 15, 2013 when the 2014 Equity Incentive Plan was registered with the PRC State Administration of Foreign Exchange. The aggregate number of the Ordinary Shares that may be issued pursuant to the 2014 Equity Incentive Plan may not exceed 801,844,281 Ordinary Shares. Awards issued under the 2014 Equity Incentive Plan may be issued in the form of Ordinary Shares or American depositary shares. For purposes of determining the number of the Ordinary Shares available under the 2014 Equity Incentive Plan, the issuance of an American depositary share is deemed to equal fifty underlying Ordinary Shares. In addition, the following Ordinary Shares or American depositary shares will again be available for grant and issuance under the 2014 Equity Incentive Plan:

•                  Ordinary Shares or American depositary shares subject to stock appreciation rights granted under the 2014 Equity Incentive Plan that cease to be subject to the stock appreciation right for any reason other than exercise of the stock appreciation right;

•                  Ordinary Shares or American depositary shares subject to awards granted under the Company’s 2014 Equity Incentive Plan that are subsequently forfeited at the original issue price; including without limitation Ordinary Shares or American depositary shares withheld from issuance to settle an award and Ordinary Shares or American depositary shares withheld to satisfy the tax withholding obligations related to any award; and

•                  Ordinary Shares or American depositary shares subject to awards granted under the 2014 Equity Incentive Plan that otherwise terminate or lapse without Ordinary Shares or American depositary shares being issued.

The Company’s 2014 Equity Incentive Plan authorizes the award of restricted share awards (RSAs), stock appreciation rights (SARs), restricted share units (RSUs) and other equity-based or equity-related awards based on the value of the Ordinary Shares. Cash payments based on criteria determined by the compensation committee may also be awarded under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will be administered by the Company’s compensation committee or by the Board acting in place of the Company’s compensation committee. The compensation committee of the Company will have the authority to construe and interpret the 2014 Equity Incentive Plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

The Company’s 2014 Equity Incentive Plan will provide for the grant of awards to the Company’s employees, officers or other service providers located in China, the United States or elsewhere, or to a trust established in connection with any employee benefit plan of the Company (including the 2014 Equity Incentive Plan) for the benefit of those individuals eligible to participate in the 2014 Equity Incentive Plan.

An RSA is an award of the Ordinary Shares or American depositary shares that are granted for no consideration other than the provision of services (or such minimum payment as may be required under applicable law). The price (if any) of an RSA will be determined by the compensation committee of the Company. Unless otherwise determined by the compensation committee of the Company at the time of award, vesting will cease on the date the participant no longer provides services to the Company and unvested shares will be forfeited to or repurchased by the Company. Performance-based RSAs that vest based on the attainment of one or more performance goals over a period of time that the compensation committee determines may also be awarded under the 2014 Equity Incentive Plan.

Stock appreciation rights provide for a payment, or payments, in cash, Ordinary Shares or American depositary shares, to the holder based upon the difference between the fair market value of the Ordinary Shares or American depositary shares on the date of exercise and the stated exercise price up to a maximum amount of cash or number of Ordinary Shares or American depositary shares. SARs may vest based on time or achievement of performance conditions. The compensation committee may determine whether SARs may be granted alone or in tandem with a stock option granted under the 2014 Stock Option Plan or another award.

Restricted share units represent the right to receive the Ordinary Shares or American depositary shares at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, the Company will deliver to the holder of the restricted share unit the Ordinary Shares (which may be subject to additional restrictions) or American depositary shares, cash or a combination of the Ordinary Shares and cash or the American depositary shares and cash.

The number and kind of the Ordinary Shares or American depositary shares under the various limits set forth in the 2014 Equity Incentive Plan, the number of outstanding awards and the number and kind of shares subject to any outstanding award and the purchase price per share, if any, under any outstanding award will be equitably adjusted (including by payment of cash to a participant) by the compensation committee of the Company in the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the 2014 Equity Incentive Plan.

Awards granted under the 2014 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution, or pursuant to a domestic relations order or as determined by the compensation committee.

The Company’s 2014 Equity Incentive Plan provides that in the event of a change in control, including without limitation a person or entity acquiring beneficial ownership of 35% of the Company’s then-outstanding shares entitled to vote in the election of the Board, the complete dissolution of the Company, consolidation, merger, or similar transaction involving the Company, the sale of all or substantially all of the assets of the Company or the consolidated assets of the Company and its subsidiaries, a substantial change in the composition of the Board or any change in control as defined in the Hong Kong Code on Takeovers and Mergers, the compensation committee will determine how to treat each outstanding award. The compensation committee of the Company may:

•                  shorten the period during which the awards may be settled;

•                  accelerate the vesting of the award or waive, in whole or in part, any performance conditions to such vesting;

•                  arrange for the assumption or replacement of an award by a successor corporation;

•                  adjust awards or their replacements so that such awards are in respect of the shares of stock, securities or other property (including cash) as may be issuable or payable as a result of such transaction; or

•                  cancel the award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the award.

In the event of a change in control that results in a complete liquidation or dissolution of the Company, all outstanding awards will immediately terminate.

The Board may amend or terminate the 2014 Equity Incentive Plan at any time. If the Board amends the 2014 Equity Incentive Plan, it does not need to ask for the Company’s shareholders’ approval of the amendment unless required by applicable law.

Standard Form of Share Option Plan for Subsidiaries

The following is a summary of the principal terms of a standard form of share option plan involving the grant of options over shares in subsidiaries of the Company which adopt such plan to eligible participants such as employees, directors and service providers of the Group (the “Subsidiary Plan”) that was approved by the shareholders at the annual general meeting of the Company held on May 30, 2006.

(a)                 Purpose of the Subsidiary Plan

The purposes of the Subsidiary Plan are to attract, retain and motivate employees and directors of and other service providers to the Group, to provide a means of compensating them through the grant of stock options for their contributions to the growth and profits of the Group, and to allow such employees, directors and service providers to participate in such growth and profitability.

(b)                Who may join

The compensation committee of the board of directors of the relevant subsidiary (the “Subsidiary Committee”) may, at its discretion, invite any employee, officer or other service provider of (including, but not limited to, any professional or other adviser of, or consultant or contractor to) the Group whether located in China, the United States or elsewhere to take up options to subscribe for shares (“Subsidiary Shares”) in the relevant subsidiary(ies) which has or have adopted the Subsidiary Plan at a price calculated in accordance with sub-paragraph (e) below. The Subsidiary Committee may also grant stock options to a director who is not an employee of the Company or the relevant subsidiary (“Non- Employee Subsidiary Director”).

(c)                 Stock Options

Stock options granted under the Subsidiary Plan (“Subsidiary Stock Options”) shall entitle a participant (“Subsidiary Participant”) of the Subsidiary Plan to purchase a specified number of Subsidiary Shares during a specified period at a price calculated in accordance with sub-paragraph (e) below. Three types of Subsidiary Stock Options may be granted under a Subsidiary Plan, an Incentive Stock Option, a Non- Qualified Stock Option or a Subsidiary Director Option. An Incentive Stock Option is a stock option that falls within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986 (the “Code”) and may only be granted to employees of the Company and its subsidiaries from time to time. A Non- Qualified Stock Option is a stock option that is not an Incentive Stock Option. A Subsidiary Director Option is a Non-Qualified Stock Option granted to a Non-Employee Subsidiary Director.

The relevant subsidiary shall issue an award document to each Subsidiary Participant of the Subsidiary Plan who is granted a Subsidiary Stock Option. The award document shall set out the terms and provisions of the grant of a Subsidiary Stock Option to a Participant including applicable vesting dates or the attainment of specified performance goals (as determined by the Subsidiary Committee or the Subsidiary Administrator (as defined below), as the case may be) by the Subsidiary Participant. The relevant subsidiary may allow a Subsidiary Participant to exercise his or her Subsidiary Stock Options prior to vesting, provided the Subsidiary Participant agrees to enter into a repurchase agreement in respect of the Subsidiary Stock Option with the relevant subsidiary. The Subsidiary Committee may also (i) accelerate the vesting of a Subsidiary Stock Option, (ii) set the date on which any Subsidiary Stock Option may first become exercisable, or (iii) extend the period during which a Subsidiary Stock Option remains exercisable, except that no Subsidiary Stock Options may be exercised after the tenth anniversary of the date of grant.

The Subsidiary Plan does not provide for any payment upon application or acceptance of an option.

(d)                Administration of the Subsidiary Plan

The Subsidiary Committee shall be responsible for the administration of the Subsidiary Plan. Its responsibilities include granting Subsidiary Stock Options to eligible individuals, determining the number of Subsidiary Shares subject to each Subsidiary Stock Option, and determining the terms and conditions of each Subsidiary Stock Option. The Subsidiary Committee is not obliged to grant Subsidiary Stock Options to Subsidiary Participants in uniform terms.

Accordingly, the terms and conditions which may be imposed may vary between Subsidiary Participants. Any determination by the Subsidiary Committee in relation to the carrying out and administering of the Subsidiary Plan in accordance with its terms shall be final and binding. No member of the Subsidiary Committee shall be liable for any action or determination made in good faith, and the members of the Subsidiary Committee shall be entitled to indemnification and reimbursement in the manner provided in the articles of association, by-laws or other equivalent constitutional document of the relevant subsidiary.

The Subsidiary Committee may delegate some or all of its authority under the Subsidiary Plan to an individual or individuals (each a “Subsidiary Administrator”) who may either be one or more of the members of the Subsidiary Committee or one or more of the officers of the Company or relevant subsidiaries. An individual’s status as a Subsidiary Administrator shall not affect his or her eligibility to participate in the Subsidiary Plan. The Subsidiary Committee shall not delegate its authority to grant Subsidiary Stock Options to executive officers of the Company or its subsidiaries.

(e)                 Exercise Price

The exercise price per Subsidiary Share purchasable under a Subsidiary Stock Option shall be fixed by the Subsidiary Committee at the time of grant or by a method specified by the Subsidiary Committee at the time of grant, but, subject always to and in accordance with applicable requirements of the Hong Kong Stock Exchange Listing Rules or permission of the Hong Kong Stock Exchange:

(i)                             in the case of an Incentive Stock Option:

(1)                 granted to a Ten Percent Holder, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)                 granted to any other Subsidiary Participant, the exercise price shall be no less than 100% of the Fair Market Value per Subsidiary Share on the date of grant; and

(ii)                          in the case of any Subsidiary Stock Option:

(1)    granted to a Ten Percent Holder who is a resident of the State of California, the exercise price shall be no less than 110% of the Fair Market Value per Subsidiary Share on the date of grant; and

(2)    granted to any other Subsidiary Participant who is a resident of the State of California, the exercise price shall be no less than 85% of the Fair Market Value per Subsidiary Share on the date of grant.

A Ten Percent Holder is any Participant who owns more than 10% of the total combined voting power of all classes of outstanding securities of the relevant subsidiary or any parent or subsidiary (as such terms are defined in and determined in accordance with the Code) of the relevant subsidiary.

Fair Market Value shall be determined as follows:

(i)                    If the Subsidiary Shares are listed on any established stock exchange or a national market system, including without limitation the NYSE, The Nasdaq Global Market or The Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such Subsidiary Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)                 If the Subsidiary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Subsidiary Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)              In the absence of an established market for the Subsidiary Shares, the Fair Market Value thereof shall be determined in good faith by the Subsidiary Committee in accordance with any applicable law, rule or regulation.

(f)                    Limit of the Subsidiary Plan

The number of Subsidiary Shares that may be issued under the Subsidiary Plan and all other schemes of the relevant subsidiary involving the grant by such subsidiary of options over or other similar rights to acquire new shares or other new securities of such subsidiary (“Other Schemes”) shall not exceed ten percent of the issued and outstanding Subsidiary Shares of such subsidiary on the date of approval of the Subsidiary Plan by the board of directors of the relevant subsidiary (the “Subsidiary Board”).

The number of Subsidiary Shares which may be issued pursuant to any outstanding Subsidiary Stock Options granted and yet to be exercised under the Subsidiary Plan and all Other Schemes of the relevant subsidiary must not exceed in aggregate 30 percent of the issued and outstanding Subsidiary Shares of the relevant subsidiary in issuance from time to time.

(g)                Individual Limit

The total number of Subsidiary Shares underlying Subsidiary Stock Options or other options granted by the relevant subsidiary to a Subsidiary Participant (including both exercised and outstanding Subsidiary Stock Options) in any twelve-month period may not exceed at any time one percent (1%) (or 0.1 percent in the case of an independent non-executive Director of the Company) of the then issued and outstanding Subsidiary Shares unless otherwise allowed under the Hong Kong Stock Exchange Listing Rules.

(h)                Exercise of Option

A Subsidiary Stock Option shall vest, and be exercised, in accordance with the terms of the Subsidiary Plan, the relevant award document and any rules and procedures established by the Subsidiary Committee for this purpose. However, the term of each Subsidiary Stock Option shall not exceed ten years from the date of grant, provided that any Incentive Stock Option granted to a Ten Percent Holder shall not by its terms be exercisable after the expiration of five (5) years from the date of grant.

(i)                    Director Options

Each Non-Employee Subsidiary Director may be granted Subsidiary Stock Options to purchase Subsidiary Shares on the terms set out in the relevant award document.

The directors shall exercise all authority and responsibility with respect to Subsidiary Stock Options granted to directors subject to the requirements of the Hong Kong Stock Exchange Listing Rules.

All Non-Employee Subsidiary Directors’ Subsidiary Stock Options shall only vest provided that the director has remained in service as a director through such vesting date. The unvested portion of a Subsidiary Stock Option granted to a director shall be forfeited in full if the director’s service with the Company or the relevant subsidiary ends for any reason prior to the applicable vesting date.

Following termination of a Non-Employee Subsidiary Director’s service on the Subsidiary Board, such Non-Employee Subsidiary Director (or his or her estate, personal representative or beneficiary, as the case may be) shall be entitled to exercise those of his or her Subsidiary Stock Options which have vested as of the date of such termination within 120 days following such termination.

(j)                    Termination or Lapse of Option

A Subsidiary Stock Option shall terminate or lapse automatically upon:

(i)                    the expiry of ten years from the date of grant;

(ii)                 the termination of a Subsidiary Participant’s employment or service with the relevant subsidiary for a reason set out in sub-paragraph (l) below;

(iii)              the liquidation or dissolution of the relevant subsidiary, in which case all Subsidiary Stock Options outstanding at the time of the liquidation or dissolution shall terminate without further action by any person save as to any contrary directions of the Subsidiary Committee with the prior approval of the Board of Directors of the Company;

(iv)             the sale or other divestiture of a subsidiary, division or operating unit of the Company (where the Subsidiary Participant is employed by such subsidiary, division or operating unit); and

(v)                termination of the service relationship with a service provider (where the Subsidiary Participant is a service provider of the relevant subsidiary).

(k)                 Rights are Personal to Subsidiary Participant

A Subsidiary Stock Option is personal to the Subsidiary Participant and shall be exercisable by such Subsidiary Participant or his Permitted Transferee (as defined below) only. A Subsidiary Option shall not be transferred other than by will, by the laws of descent and distribution or pursuant to a domestic relations order. The Subsidiary Committee may also, at its discretion and subject to such terms and conditions as it shall specify, permit the transfer of a Subsidiary Stock Option for no consideration to a Subsidiary Participant’s family members or to a trust or partnership established for the benefit of such family members (collectively “Permitted Transferees”). Any Subsidiary Stock Option transferred to a Permitted Transferee shall be further transferable only by will or the laws of descent and distribution or, for no consideration, to another Permitted Transferee of the Subsidiary Participant.

(l)                    Termination of Employment or Service

If a Subsidiary Participant’s employment or service with the relevant member(s) of the Group is terminated for the following reasons:

(i)                    the failure or refusal of the Subsidiary Participant to substantially perform the duties required of him or her as an employee or officer of, or service provider to, the relevant member(s) of the Group;

(ii)                 any material violation by the Subsidiary Participant of any law or regulation applicable to any business of any relevant member(s) of the Group, or the Subsidiary Participant’s conviction of, or a plea of nolo contendere to, a felony, or any perpetration by the Subsidiary Participant of a common law fraud against any relevant member(s) of the Group; or

(iii)              any other misconduct by the Subsidiary Participant that is materially injurious to the financial condition, business or reputation of the Group, then all Subsidiary Stock Options granted to the Subsidiary Participant, whether or not then vested, shall immediately lapse.

The Subsidiary Committee may permit any Incentive Stock Option to convert into a Non-Qualified Stock Option as of a Subsidiary Participant’s termination of employment for purposes of providing such Subsidiary Participant with the benefit of any extended exercise period applicable to Non-Qualified Stock Options when the contract of employment of the holder of Incentive Stock Option terminates.

(m)            Change in Control of the Subsidiary

The Subsidiary Committee must seek the prior approval of the Board of Directors of the Company and may, subject to such prior approval by the Board of Directors of the Company, specify at or after the date of grant of a Subsidiary Stock Option the effect that a Change in Control (as defined in the Subsidiary Plan) will have on such Subsidiary Stock Option. The Subsidiary Committee may also, subject to such prior approval by the Board of Directors of the Company, in contemplation of a Change in Control, accelerate the vesting, exercisability or payment of Subsidiary Stock Options to a date prior to the Change in Control, if the Subsidiary Committee determines that such action is necessary or advisable to allow the participants to realise fully the value of their share options in connection with such Change in Control.

(n)                Change in the Capital Structure of the Subsidiary

In the event of an alteration in the capital structure of the relevant subsidiary (which includes a capitalisation issue, reduction of capital, consolidation, sub-division of Subsidiary Shares, or rights issue to purchase Subsidiary Shares at a price substantially below market value), the Subsidiary Committee may equitably adjust the number and kind of Subsidiary Shares authorised for issuance in order to preserve, the benefits or potential benefits intended to be made available under the Subsidiary Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Subsidiary Stock Options and the number and kind of shares subject to any outstanding Subsidiary Stock Option and the purchase price per share under any outstanding Subsidiary Stock Option shall be equitably adjusted so as to preserve the benefits or potential benefits intended to be made available to Subsidiary Participants.

(o)                Period of the Subsidiary Plan

The form of the Subsidiary Plan shall be approved by the shareholders of the Company and of the relevant subsidiary respectively, and shall become effective upon its approval by the Subsidiary Board in accordance with the terms thereof. Each Subsidiary Plan shall remain in force for a period of ten years commencing on the date of Subsidiary Board approval of the relevant Subsidiary Plan.

(p)                Amendments and Termination

The Subsidiary Plan may be changed, altered, amended in whole or in part, suspended and terminated by the Subsidiary Board, subject to such prior approval by the Board of Directors of the Company, at any time provided alterations or amendments of a material nature or any change to the terms of the Subsidiary Stock Options granted, or any change to the authority of the Subsidiary Board or the Subsidiary Committee in relation to any alteration to the terms of the Subsidiary Plan, must be approved by the shareholders of the Company, unless such change, alteration or amendment takes effect automatically under the terms of the Subsidiary Plan. For the avoidance of doubt, any change, alteration or amendment pursuant to the exercise of any authority granted under a Subsidiary Plan shall be deemed to take effect automatically under the terms of the relevant Subsidiary Plan. Any change, alteration or amendment must be in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules  or permitted by the Hong Kong Stock Exchange.

The Subsidiary Board may, subject to prior approval by the Board of Directors of the Company, at any time and from time to time make such changes, alterations or amendments to the Subsidiary Plan as may be necessary or desirable, including (without limitation) changes, alterations or amendments:

(i)                    relating to local legal, regulatory and/or taxation requirements and/or implications applicable to the relevant subsidiary and/or Eligible Participants; and/or

(ii)                 for the purposes of clarification, improvement or facilitation of the interpretation, and/or application of the terms of the Subsidiary Plan and/or for the purposes of improving or facilitating the administration of the Subsidiary Plan, and other changes, alterations or amendments of a similar nature.

If the Subsidiary Plan is terminated early by the Subsidiary Board, subject to prior approval by the Board of Directors of the Company, no further Subsidiary Stock Options may be offered but unless otherwise stated in the Subsidiary Plan. Subsidiary Stock Options granted before such termination shall continue to be valid and exercisable in accordance with the Subsidiary Plan.

(q)                Voting and Dividend Rights

No voting rights shall be exercisable and no dividends shall be payable in relation to Subsidiary Stock Options that have not been exercised.

(r)                   Cancellation of Subsidiary Stock Options

If the relevant subsidiary is or becomes a public company (within the meaning of the Hong Kong Code on Takeovers and Mergers), then in the case of a Change in Control of the relevant subsidiary, Subsidiary Stock Options granted but not exercised may not be cancelled unless an offer or proposal in respect of the Subsidiary Stock Options has, where applicable, been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Hong Kong Securities and Futures Commission has consented to such cancellation.

(s)                 Ranking of Subsidiary Shares

The Subsidiary Shares to be allotted upon the exercise of a Subsidiary Stock Option will be subject to the then effective articles of association (or equivalent constitutional document) of the relevant subsidiary and will rank pari passu with the Subsidiary Shares in issue on the date of such allotment.

The Subsidiary Plans will be administered by the relevant Subsidiary Committees and no other trustee is expected to be appointed in respect of any Subsidiary Plan.

As of December 31, 2013, none of the subsidiaries of the Company has adopted the Subsidiary Plan.

Outstanding Share Options

Details of the movements in the Company’s share options during the year ended December 31, 2013 are as follows:

2001 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	9/1/2003	1/09/2003-1/08/2013	53,831,000	$0.05	2,657,400	1,976,400	—	681,000	—	—	$0.06	$0.10
Employees	1/4/2003	4/01/2003-3/31/2013	18,804,900	$0.05	2,794,710	1,404,110	—	1,390,600	—	—	$0.06	$0.14
Employees	24/4/2003	4/24/2003-4/23/2013	58,488,000	$0.05	6,934,000	1,562,200	—	5,371,800	—	—	$0.06	$0.14
Employees	15/7/2003	7/15/2003-7/14/2013	59,699,900	$0.05	6,116,610	993,160	—	5,123,450	—	—	$0.08	$0.17
Employees	10/10/2003	10/10/2003-10/09/2013	49,535,400	$0.10	8,854,300	8,854,300	—	—	—	—	$—	$0.29
Employees	5/1/2004	1/05/2004-1/04/2014	130,901,110	$0.10	31,079,643	1,461,308	—	—	—	29,618,335	$—	$0.33
Kawanishi, Tsuyoshi	15/1/2004	1/15/2004-1/14/2014	1,000,000	$0.10	1,000,000	1,000,000	—	—	—	—	$—	$0.33
Service Providers	15/1/2004	1/15/2004-3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	15/1/2004	1/15/2004-1/14/2014	2,700,000	$0.10	855,000	855,000	—	—	—	—	$—	$0.14
Employees	15/1/2004	1/15/2004-1/14/2014	20,885,000	$0.10	3,524,000	230,000	—	—	—	3,294,000	$—	$0.33
Senior Management	16/2/2004	2/16/2004-2/15/2014	900,000	$0.25	200,000	200,000	—	—	—	—	$—	$0.33
Employees	16/2/2004	2/16/2004-2/15/2014	14,948,600	$0.10	3,532,300	24,100	—	—	—	3,508,200	$—	$0.33
Employees	16/2/2004	2/16/2004-2/15/2014	76,454,880	$0.25	20,653,060	1,910,620	—	—	—	18,742,440	$—	$0.33
					88,301,023	20,471,198	—	12,566,850	—	55,262,975

Options to purchase Ordinary Shares issued to new employees generally vested at a rate of 10% upon the second annual anniversary, an additional 20% on the third annual anniversary and an additional 70% upon the fourth annual anniversary of the vesting commencement date. Beginning in January 2004, options to purchase Ordinary Shares issued to then-existing employees generally vested at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date.

The Company has not issued stock options under the 2001 Stock Option Plan since the completion of its initial public offering on March 18, 2004.

2001 Preference Share Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)							(USD)	(USD)
Employees	9/1/2003	1/09/2003 - 1/08/2013	12,686,000	$0.11	197,000	197,000	—	—	—	—	$—	$0.17
					197,000	197,000	—	—	—	—

Options to purchase preference shares issued to new employees generally vested at a rate of 10% upon the second anniversary, an additional 20% on the third anniversary and an additional 70% upon the fourth anniversary of the vesting commencement date. Employees could early exercise their options to purchase preference shares. If an employee early exercised 100% of his or her options, the options vested at a rate of 25% upon each of the first, second, third, and fourth anniversary of the vesting commencement date. Furthermore, in this case, if the employee remained employed by the Company and the Company had completed its initial public offering as of the third anniversary of the vesting commencement date, all options would have vested.

The options to purchase preference shares converted into options to purchase Ordinary Shares immediately prior to March 18, 2004, and the Company has not issued stock options under the 2001 Preference Share Plan since then.

2004 Stock Option Plan

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/12	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period*	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 12/31/13	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Senior Management	18/3/2004	3/18/2004-3/17/2014	190,000	$0.35	40,000	—	40,000	—	—	—	—	$—	$0.35
Employees	18/3/2004	3/18/2004-3/17/2014	49,869,700	$0.35	15,076,200	—	1,132,300	—	—	—	13,943,900	$—	$0.35
Others	7/4/2004	4/07/2004-4/06/2014	100,000	$0.31	100,000	—	100,000	—	—	—	—	$—	$0.31
Employees	25/4/2004	4/25/2004-4/24/2014	22,591,800	$0.28	4,837,400	—	420,000	—	—	—	4,417,400	$—	$0.28
Employees	27/7/2004	7/27/2004-7/26/2014	35,983,000	$0.20	11,860,000	—	1,798,000	—	—	—	10,062,000	$—	$0.20
Kawanishi, Tsuyoshi	10/11/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000	—	500,000	—	—	—	—	$—	$0.22
Employees	10/11/2004	11/10/2004-11/09/2014	52,036,140	$0.22	10,808,160	—	428,000	—	—	—	10,380,160	$—	$0.22
Senior Management	11/5/2005	5/11/2005-5/10/2015	900,000	$0.20	200,000	—	200,000	—	—	—	—	$—	$0.20
Employees	11/5/2005	5/11/2005-5/10/2015	94,581,300	$0.20	26,916,189	—	3,423,353	—	—	—	23,492,836	$—	$0.20
Others	11/5/2005	5/11/2005-5/10/2015	15,000,000	$0.20	15,000,000	—	15,000,000	—	—	—	—	$—	$0.22
Employees	11/8/2005	8/11/2005-8/10/2015	32,279,500	$0.22	7,203,500	—	1,887,000	—	—	—	5,316,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005-11/10/2015	11,640,000	$0.15	2,800,000	—	2,800,000	—	—	—	—	$—	$0.15
Employees	11/11/2005	11/11/2005-11/10/2015	149,642,000	$0.15	34,129,000	—	12,793,000	—	—	—	21,336,000	$—	$0.15
Employees	20/2/2006	2/20/2006-2/19/2016	62,756,470	$0.15	19,236,574	—	1,892,280	—	—	—	17,344,294	$—	$0.15
Employees	12/5/2006	5/12/2006-5/11/2016	22,216,090	$0.15	2,619,000	—	52,000	—	—	—	2,567,000	$—	$0.15
Kawanishi, Tsuyoshi	29/9/2006	9/29/2006-9/28/2011	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
Employees	29/9/2006	9/29/2006-9/28/2016	40,394,000	$0.13	10,980,000	—	288,000	—	—	—	10,692,000	$—	$0.13
Others	29/9/2006	9/29/2006-9/28/2016	500,000	$0.13	500,000	—	500,000	—	—	—	—	$—	$0.13
Lip-Bu Tan	29/9/2006	9/29/2006-9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006-11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13
Employees	10/11/2006	11/10/2006-11/09/2016	33,271,000	$0.11	8,015,000	—	1,480,000	—	—	—	6,535,000	$—	$0.11
Employees	16/5/2007	5/16/2007-5/15/2017	122,828,000	$0.15	40,905,000	—	3,923,000	—	—	—	36,982,000	$—	$0.15
Senior Management	16/5/2007	5/16/2007-5/15/2017	2,000,000	$0.15	600,000	—	600,000	—	—	—	—	$—	$0.15
Others	16/5/2007	5/16/2007-5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	$—	$0.15
Employees	28/12/2007	12/28/2007-12/27/2017	89,839,000	$0.10	28,180,800	—	6,624,000	—	—	—	21,556,800	$—	$0.10
Employees	12/2/2008	2/12/2008-2/11/2018	126,941,000	$0.08	45,094,725	—	5,442,100	—	444,000	—	39,208,625	$0.09	$0.08
Senior Management	12/2/2008	2/12/2008-2/11/2018	2,300,000	$0.08	400,000	—	400,000	—	—	—	—	$—	$0.08
Others	12/2/2008	2/12/2008-2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	$—	$0.08
Employees	18/11/2008	11/18/2008-11/17/2018	117,224,090	$0.02	38,135,820	—	620,000	—	13,312,500	—	24,203,320	$0.07	$0.02
Employees	17/2/2009	2/17/2009-2/16/2019	131,943,000	$0.03	51,157,250	—	839,000	—	14,189,250	—	36,129,000	$0.07	$0.03
Lip-Bu Tan	17/2/2009	2/17/2009-2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Kawanishi, Tsuyoshi	17/2/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	1,000,000	—	—	$0.08	$0.03
Others	17/2/2009	2/17/2009-2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	$—	$0.03
Others	17/2/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	1,000,000	—	—	$0.06	$0.03
Senior Management	17/2/2009	2/17/2009-2/16/2019	1,150,000	$0.03	400,000	—	—	—	400,000	—	—	$0.06	$0.03
Employees	11/5/2009	5/11/2009-5/10/2019	24,102,002	$0.04	8,717,000	—	—	—	3,387,000	—	5,330,000	$0.08	$0.04
Tsuyoshi Kawanishi	23/2/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	3,134,877	—	—	—	—	$—	$0.10
Lip Bu Tan	23/2/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Senior Management	23/2/2010	2/23/2010-2/22/2020	49,498,364	$0.10	16,764,388	—	1,090,000	—	—	—	15,674,388	$—	$0.10
Employees	23/2/2010	2/23/2010-2/22/2020	337,089,466	$0.10	162,458,965	—	16,864,205	—	—	—	145,594,760	$—	$0.10
Others	23/2/2010	2/23/2010-2/22/2020	6,835,000	$0.10	5,925,000	—	5,925,000	—	—	—	—	$—	$0.10
Yonggang Gao	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Senior Management	24/5/2010	5/24/2010-5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	$—	$0.08
Employees	24/5/2010	5/24/2010-5/23/2020	18,251,614	$0.08	8,250,700	—	1,644,000	—	—	—	6,606,700	$—	$0.08
Employees	8/9/2010	9/8/2010-9/7/2020	46,217,577	$0.07	14,249,129	—	739,301	—	3,496,373	—	10,013,455	$0.08	$0.07
Employees	12/11/2010	11/12/2010-11/11/2020	39,724,569	$0.08	30,399,007	—	2,498,001	—	—	—	27,901,006	$—	$0.08
Employees	31/5/2011	5/31/2011-5/30/2021	148,313,801	$0.08	108,925,390	—	8,649,583	—	344,333	—	99,931,474	$0.09	$0.08
Senior Management	31/5/2011	5/31/2011-5/30/2021	273,000	$0.08	273,000	—	273,000	—	—	—	—	$—	$0.08
WEN YI ZHANG	8/9/2011	9/8/2011-9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	—	—	21,746,883	$—	$0.06
Tzu Yin Chiu	8/9/2011	9/8/2011-9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	$—	$0.06
Employees	8/9/2011	9/8/2011-9/7/2021	42,809,083	$0.06	34,029,783	—	5,268,490	—	5,246,903	—	23,514,390	$0.08	$0.06
Frank Meng	17/11/2011	11/17/2011-11/16/2021	4,471,244	$0.05	4,471,244	—	—	—	—	—	4,471,244	$—	$0.05
Employees	17/11/2011	11/17/2011-11/16/2021	16,143,147	$0.05	14,558,764	—	1,707,634	—	1,612,844	—	11,238,286	$0.08	$0.05
Employees	22/5/2012	5/22/2012-5/21/2022	252,572,706	$0.04	233,034,706	—	12,151,395	—	18,805,257	—	202,078,054	$0.08	$0.04
Senior Management	22/5/2012	5/22/2012-5/21/2022	5,480,000	$0.04	5,480,000	—	—	—	—	—	5,480,000	$—	$0.04
Employees	12/9/2012	9/12/2012-9/11/2022	12,071,250	$0.04	10,471,250	—	1,251,550	—	765,584	—	8,454,116	$0.08	$0.04
Senior Management	12/9/2012	9/12/2012-9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	$—	$0.04
Employees	15/11/2012	11/15/2012-11/14/2022	18,461,000	$0.05	17,845,000	—	2,010,625	—	200,042	—	15,634,333	$0.08	$0.05
Employees	7/5/2013	5/7/2013-5/6/2023	24,367,201	$0.08	—	24,367,201	3,865,938	—	—	—	20,501,263	$—	$0.08
Employees	11/6/2013	6/11/2013-6/10/2023	102,810,000	$0.08	—	102,810,000	3,320,000	—	—	—	99,490,000	$—	$0.08
Senior Management	11/6/2013	6/11/2013-6/10/2023	74,755,756	$0.08	—	74,755,756	—	—	—	—	74,755,756	$—	$0.08
Yonggang Gao	17/6/2013	6/17/2013-6/16/2023	13,608,249	$0.08	—	13,608,249	—	—	—	—	13,608,249	$—	$0.08
Sean Maloney	17/6/2013	6/17/2013-6/16/2023	4,490,377	$0.08	—	4,490,377	—	—	—	—	4,490,377	$—	$0.08
LAU Lawrence Juen-Yee	6/9/2013	9/6/2013-9/5/2023	4,492,297	$0.07	—	4,492,297	—	—	—	—	4,492,297	$—	$0.07
WILLIAM TUDOR BROWN	6/9/2013	9/6/2013-9/5/2023	4,492,297	$0.07	—	4,492,297	—	—	—	—	4,492,297	$—	$0.07
Employees	6/9/2013	9/6/2013-9/5/2023	22,179,070	$0.07	—	22,179,070	3,800,000	—	—	—	18,379,070	$—	$0.07
Employees	4/11/2013	11/4/2013-11/3/2023	19,500,000	$0.07	—	19,500,000	364,000	—	—	—	19,136,000	$—	$0.07
					1,196,869,349	270,695,247	138,239,632	—	64,204,086	—	1,265,120,878

Options to purchase Ordinary Shares issued to new employees and then-existing employees generally vest at a rate pursuant to which 25% of the shares shall vest on the first anniversary of the vesting commencement date, an additional 1/36 of the remaining shares shall vest monthly thereafter over 3 years of the vesting commencement date, respectively.

2004 Equity Incentive Plan

												Weighted	Weighted
												Average	Average
												Closing Price	Closing Price
												of Shares	of Shares
								RSUs Lapsed				immediately	immediately
						Additional		Due to				before Dates	before Dates
					RSUs	RSUs	RSUs	Repurchase of	RSUs	RSUs	RSUs	on which	on which
				Exercise	Outstanding	Granted	Lapsed	Ordinary	Exercised	Cancelled	Outstanding	Restricted	Restricted
Name/Eligible	Date	Period during which	No. of RSUs	Price Per	as of	During	During	Shares During	During	During	as of	Share Units	Share Units
Employees	Granted	Rights Exercisable	Granted	Share	12/31/12	Period	Period	Period*	Period	Period	12/31/13	were Vested	were Granted
				(USD)								(USD)	(USD)
Senior Management	23/2/2010	2/23/2010–2/22/2020	21,459,142	$0.00	3,358,797	—	—	—	1,679,398	—	1,679,399	$0.06	$0.10
Employees	23/2/2010	2/23/2010–2/22/2020	139,933,819	$0.00	7,517,860	—	249,926	—	3,648,300	—	3,619,634	$0.05	$0.10
Senior Management	24/5/2010	5/24/2010–5/23/2020	6,739,969	$0.00	3,369,985	—	—	—	1,684,992	—	1,684,993	$0.09	$0.08
Employees	24/5/2010	5/24/2010–5/23/2020	1,400,000	$0.00	250,000	—	250,000	—	—	—	—	$—	$0.08
Employees	31/5/2011	5/31/2011–5/30/2021	21,212,530	$0.00	11,640,324	—	536,950	—	3,875,109	—	7,228,265	$0.05	$0.08
Senior Management	31/5/2011	5/31/2011–5/30/2021	54,600	$0.00	40,950	—	27,300	—	13,650	—	—	$0.05	$0.08
Wen Yi Zhang	8/9/2011	9/8/2011–9/7/2021	9,320,093	$0.00	9,320,093	—	—	—	—	—	9,320,093	$—	$0.06
Tzu Yin Chiu	8/9/2011	9/8/2011–9/7/2021	37,280,372	$0.00	27,960,279	—	—	—	9,320,093	—	18,640,186	$0.08	$0.06
Employees	22/5/2012	5/22/2012–5/21/2022	60,750,000	$0.00	57,480,000	—	2,955,000	—	14,070,000	—	40,455,000	$0.07	$0.04
Senior Management	22/5/2012	5/22/2012–5/21/2022	1,920,000	$0.00	1,920,000	—	—	—	480,000	—	1,440,000	$0.07	$0.04
Senior Management	12/9/2012	9/12/2012–9/11/2022	2,500,000	$0.00	2,500,000	—	—	—	625,000	—	1,875,000	$0.08	$0.04
Employees	11/6/2013	6/11/2013–6/10/2023	133,510,000	$0.00	—	133,510,000	4,120,000	—	—	—	129,390,000	$—	$0.08
Senior Management	11/6/2013	6/11/2013–6/10/2023	17,826,161	$0.00	—	17,826,161	—	—	—	—	17,826,161	$—	$0.08
					125,358,288	151,336,161	8,139,176	—	35,396,542	—	233,158,731

Awards of the RSUs issued to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date, respectively.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

Corporate Governance Practices

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2013, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Professor Lawrence Juen-Yee Lau, being non-executive Director of the Company, was not able to attend the 2013 annual general meeting of the Company held on June 13, 2013 as he was travelling during the meeting time. Dr. Datong Chen, the alternate Director to Professor Lau, attended the meeting on Professor Lau’s behalf.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with the CG Policy and all Code Provisions set out in the CG Code during the year ended December 31, 2013.

Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2013. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

The Board

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of ten Directors and two alternate Directors as of the date of this annual report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) will serve a term of three years.

•                          The Class I Directors are Mr. Zhang Wenyi, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. Dr. Gao was re-elected for a term of three years at the 2011 AGM to hold office until the 2014 AGM, while Mr. Zhang and Dr. Chiu, whose initial appointments as Directors took effect on June 30, 2011 and August 5, 2011 respectively, were re-elected at the 2012 AGM to hold office until the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Brown, whose initial appointment as Director took effect on August 8, 2013, will retire from office at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association while all other Class I Directors will retire from office at the 2014 AGM pursuant to Article 90 of the Company’s Articles of Association. Each of Mr. Zhang, Dr. Chiu, Dr. Gao and Mr. Brown will, being eligible, offer himself for re-election as a Class I Director for a term of three years at the 2014 AGM to hold office until the 2017 AGM.

•                          The Class II Directors are Dr. Chen Shanzhi, Mr. Frank Meng and Mr. Lip-Bu Tan. All Class II Directors were re-elected for a term of three years at the 2012 AGM to hold office until the 2015 AGM.

•                          The Class III Directors are Mr. Zhou Jie, Professor Lawrence Juen-Yee Lau and Mr. Sean Maloney. Mr. Zhou and Professor Lau were re-elected for a term of three years at the 2013 AGM to hold office until the 2016 AGM. Mr. Maloney, whose initial appointment as Director took effect on June 15, 2013, will retire from office at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Maloney will, being eligible, offer himself for re-election as a Class III Director at the 2014 AGM to hold office until the 2016 AGM.

The following table sets forth the names, classes and categories of the Directors as at the date of this annual report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman & Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer & Executive Director	Class I
Gao Yonggang	Chief Financial Officer & Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi (Alternate Director: Li Yonghua)	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Sean Maloney	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau (Alternate Director: Datong Chen)	Non-executive Director	Class III

Following the retirement of Mr. Tsuyoshi Kawanishi on June 13, 2013, the number of independent non- executive Directors (“INEDs”) fell below the minimum number of INEDs as required under Rules 3.10(1) and 3.10A of the Hong Kong Stock Exchange Listing Rules. Following the appointments of Mr. Sean Maloney and Mr. William Tudor Brown as INEDs on June 15, 2013 and August 8, 2013 respectively, the Company complied with the minimum number requirements under Rules 3.10(1) and 3.10A of the Hong Kong Stock Exchange Listing Rules.

Save as disclosed above, during the year ended December 31, 2013, the Board has complied with the requirements of the Hong Kong Stock Exchange Listing Rules relating to the appointment INEDs representing at least one-third of the Board, and has also complied with the requirement that at least one of the INEDs must possess appropriate professional qualifications or accounting or related financial management expertise.

The Company confirms that each INED has given an annual confirmation of his independence to the Company, and the Company considers each of them is independent under Rule 3.13 of the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

During the year ended December 31, 2013, the roles of the Chairman and the Chief Executive Officer are segregated and such roles are exercised by Mr. Zhang Wenyi as the Chairman and Dr. Tzu-Yin Chiu as the Chief Executive Officer, respectively.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. The minutes record the matters considered by the Board, the decisions reached, and any concerns raised or dissenting views expressed.  Transactions in which Directors are considered to have a conflict of interest or material interests are dealt with by a physical board meeting rather than by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

The Chairman of the Board holds meetings with the non-executive Directors (including INEDs) without the other executive Directors present at least once a year.

Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties.

During the year ended December 31, 2013, the Board held a total of six (6) meetings. The attendance record is set out below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	6/6
Tzu-Yin Chiu	6/6
Gao Yonggang	5/6 (Note 1)
Non-executive Director
Chen Shanzhi	5/6 (Note 2)
Lawrence Juen-Yee Lau	3/6 (Note 3)
Zhou Jie	5/6 (Note 4)
Independent Non-executive Director
Tsuyoshi Kawanishi	1/2 (Note 5)
William Tudor Brown	2/2 (Note 6)
Sean Maloney	3/4 (Note 7)
Frank Meng	6/6
Lip-Bu Tan	6/6

Notes:

(1)                 One of these six meetings was attended by proxy.

(2)                 One of these six meetings was attended by proxy.

(3)                 Three of these six meetings were attended by proxy.

(4)                 One of these six meetings was attended by proxy.

(5)                 During the year ended December 31, 2013, there were two Board meetings held before the retirement of Mr. Kawanishi, one of which was attended by proxy.

(6)                 During the year ended December 31, 2013, there were two Board meetings held after the appointment of Mr. Brown.

(7)                 During the year ended December 31, 2013, there were four Board meetings held after the appointment of Mr. Maloney.

Directors’ Training and Professional Development

All Directors should keep abreast of the responsibilities as a director, and of the conduct and business activities of the Company. The Company is responsible for arranging and funding suitable training for its Directors. Each new Director is provided with training with respect to such Director’s responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices. From time to time, the Company updates the Directors on the latest changes and development of the Hong Kong Stock Exchange Listing Rules, the corporate governance practices and other law and regulations applicable to the Company, and organizes in-house seminars on the latest development of regulatory requirements related to director’s duties and responsibilities.

During the year, all Directors have participated in continuous professional development.  According to the records provided by the Directors, a summary of training they received for the year ended December 31, 2013 is as follows:

Attending briefing sessions and/or seminars
Executive Director
Zhang Wenyi (Chairman)	√
Tzu-Yin Chiu	√
Gao Yonggang	√
Non-executive Director
Chen Shanzhi	√
Lawrence Juen-Yee Lau	√
Zhou Jie	√
Independent Non-executive Director
William Tudor Brown	√
Sean Maloney	√
Frank Meng	√
Lip-Bu Tan	√
Alternate Director
Li Yonghua	√
Datong Chen	√

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with a new Code Provision A.5.6 of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Company will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board will review the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under United States and/or Hong Kong listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board will then decide whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

Board Committees

The Board has established the following principal committees to assist it in exercising its obligations. These committees consist of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated terms of reference of the committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Compensation Committee

As of December 31, 2013, the members of the Company’s Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•                         approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•                         determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Director compensation, including equity-based compensation;

•                          administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•                          reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•                          ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee makes recommendations to the Board to determine the remuneration packages of newly appointed individual executive Directors and senior management, and to approve with delegated responsibility any revised remuneration packages of existing individual executive Directors and senior management. During the year ended December 31, 2013, in addition to reviewing the remuneration of executive Directors and the members of the Company’s management, the Compensation Committee reviewed:

•                         the remuneration policy for employees for the year 2013;

•                          the profit-sharing and bonus policies and basis of calculation;

•                          the long term compensation strategy, including the granting of stock options and Restricted Share Units pursuant to the terms of the Option Plans;

•                          the attrition rate;

•                          the amendments of Compensation Committee Charter to comply with the US SEC rules; and

•                          the group insurance program for Directors and executive team.

The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

During the year ended December 31, 2013, the Compensation Committee held a total of five (5) meetings. Details of Directors’ attendance at the Compensation Committee meetings are set forth below:

Meeting Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	5/5
Tsuyoshi Kawanishi	1/2 (Note 1)
Sean Maloney	1/2 (Note 2)
Non-executive Director
Zhou Jie	5/5

Notes:

(1)                 During the year ended December 31, 2013, there were two meetings of the Compensation Committee held before the cessation of Mr. Kawanishi as a member of the Compensation Committee on June 13, 2013, one of which was attended by proxy.

(2)                 During the year ended December 31, 2013, there were two meetings of the Compensation Committee held after the appointment of Mr. Maloney as a member of the Compensation Committee on June 15, 2013.

Nomination Committee

As of December 31, 2013, the members of the Company’s Nomination Committee (“Nomination Committee”) were Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

According to the Nomination Committee Charter as amended and adopted by the Board on August 8, 2013, the responsibilities of the Nomination Committee include:

•                          reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•                          monitor the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensure that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s annual report;

•                          identifying individuals suitably qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships;

•                          assessing the independence of independent non-executive directors; and

•                          making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting. During the year ended December 31, 2013, the Nomination Committee:

•                          reviewed the structure, size and composition (including the skills, knowledge and experience) of the Board;

•                          set criteria, searched and indentified suitable INEDs; and

•                          evaluated the independence of INEDs.

During the year ended December 31, 2013, the Nomination Committee held two (2) meetings. Details of Directors’ attendance at the Nomination Committee meetings are set forth below:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	2/2
Independent Non-executive Director
Frank Meng	2/2
Lip-Bu Tan	2/2

Audit Committee

As of December 31, 2013, the members of the Company’s Audit Committee (“Audit Committee”) were Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Frank Meng and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as the Chairman of the Company’s Audit Committee. Mr. Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:

•                         making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•                          reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•                          pre-approving all non-audit services to be provided by the Company’s independent auditor;

•                          approving the remuneration and terms of engagement of the Company’s independent auditor;

•                          reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•                          pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•                          reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•                          reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls (including financial, operational and compliance controls) and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•                          considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•                          reviewing the Company’s risk assessment and management policies;

•                          reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•                          establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•                          obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

During the year ended December 31, 2013, the Audit Committee reviewed:

•                          the Company’s budget for 2013;

•                          the financial reports for the year ended and as of December 31, 2012 and the six months ended and as of June 30, 2013;

•                          the quarterly financial statements, earnings releases and any updates thereto;

•                          the report and management letter submitted by the Company’s outside auditors summarizing the findings of and recommendations from their audit of the Company’s financial reports;

•                          the findings and recommendations of the Company’s outside auditors regarding the Company’s compliance with the requirements of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•                          the effectiveness of the Company’s internal control structure in operations, financial reporting integrity and compliance with applicable laws and regulations;

•                          the findings of the Company’s compliance office, which ensures compliance with the CG Code and Insider Trading Policy;

•                          the reports of the Company’s ethics hotline;

•                          the report on share price performance and shareholders composition;

•                          the audit fees for the Company’s outside auditors; and

•                          the Company’s outside auditors’ engagement letters.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets in person with the Company’s external auditor at least twice a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for the year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

During the year ended December 31, 2013, the Audit Committee held a total of four (4) meetings. Details of individual members’ attendance at the Audit Committee meetings are set forth below:

Meeting Attendance
Independent Non-executive Director
Lip-Bu Tan (Chairman)	4/4
Frank Meng	4/4
Non-executive Director
Gao Yonggang	2/2 (Note 1)
Zhou Jie	2/2 (Note 2)

Notes:

(1)                 During the year ended December 31, 2013, there were two meetings of the Audit Committee held before the cessation of Mr. Gao as a member of the Audit Committee on June 17, 2013.

(2)                 During the year ended December 31, 2013, there were two meetings of the Audit Committee held after the appointment of Mr. Zhou as a member of the Audit Committee on June 17, 2013.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditors the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Corporate Governance Functions

Pursuant to the Board Delegation Policy of the Company which came into effect on September 22, 2005 after approval by the Board and was subsequently updated by the Board on July 28, 2009, September 23, 2011 and March 23, 2012, respectively, the Board (or any of its committees) is responsible for performing the following corporate governance duties:

(a)                 to develop and review the Company’s policies and practices on corporate governance and make recommendations to the board;

(b)                to review and monitor the training and continuous professional development of Directors and senior management;

(c)                 to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)                to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

(e)                 to review the Company’s compliance with the code and disclosure in the Corporate Governance Report.

During the year ended December 31, 2013, the aforesaid corporate governance functions had been carried out by the Board pursuant to the Board Delegation Policy.

Auditors’ Remuneration

The following table sets forth the aggregate audit fees, Sarbanes-Oxley compliance testing fee, audit-related fees, tax fees and all other fees we paid or incurred for audit services, audit-related services, tax services and other services rendered by our principal accountants during the fiscal year ended December 31, 2013.

2013
US$’000

Audit Fees	1,187
Audit-Related Fees	—
Tax Fees	—
All Other Fees	—
Total	1,187

Internal Controls

In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act. Pursuant to the Sarbanes-Oxley Act and the various rules and regulations adopted pursuant thereto or in conjunction therewith, the Company is required to perform, on an annual basis, an evaluation of the Company’s internal control over financial reporting and, beginning in fiscal year 2006, to include management’s assessment of the effectiveness of the Company’s internal control over financial reporting in the Company’s annual report on Form 20-F to be filed with the United States Securities and Exchange Commission.

The Board, through the Audit Committee which receives reports on at least a quarterly basis from the Company’s Internal Audit Department, is responsible to ensure that the Company maintains sound and effective internal controls. The Company’s system of internal control is designed to ensure the achievement of business objectives in operations, financial reporting integrity and compliance with applicable laws and regulations. The system of internal control is designed to manage, rather than completely eliminate, risks impacting the Company’s ability to achieve its business objectives. Accordingly, the system can only provide reasonable but not absolute assurance that the financial statements do not contain a material misstatement or loss.

With the assistance of the Company’s management team, the Board identifies, evaluates, and manages the significant risks faced by the Company. The Company implements the Board’s policies and procedures to mitigate such risks by (i) identifying and assessing the risks the Company faces and (ii) designing, operating and monitoring a system of internal controls to mitigate and control such risks. The Company has established an Internal Audit Department and the Risk Management Committee and other policies and procedures, for such purposes.

The Board, through the Audit Committee, has reviewed the effectiveness of the system of internal control of the Company and its subsidiaries and believes that the system of internal controls in place at December 31, 2013 and at the date of this annual report, was effective. The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by the independent accounting firm as stated in its report.

Internal Audit Department

Internal Audit Department works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the risk-based audit plan is approved by the Audit Committee. Audit results are reported to the CEO and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•                          reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•                          reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•                          reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•                          appraising the economy and efficiency with which resources are employed;

•                          identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•                          evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department audits areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company will be notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department will report their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent accounting firm. The Internal Audit Department consists of members of the Company’s management team.

Company Secretary

Mr. Gareth Kung was appointed as the Company Secretary of the Company on August 23, 2012. The biographical details of Mr. Kung are set out on page 39 of this annual report.

The Company Secretary reports to the chairman of the Board and/or the chief executive of the Company. All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices.

Pursuant to Rule 3.29 of the Hong Kong Stock Exchange Listing Rules, Mr. Kung had taken no less than 15 hours of relevant professional training for the year ended December 31, 2013.

Shareholder Rights

The Company’s shareholders may put forth proposals at an annual general meeting of the Company’s shareholders by written notice of those proposals being submitted by shareholders, addressed to the Company Secretary at the principal executive offices of the Company. In order for a shareholder to put a proposal before the Company’s shareholders, such shareholder must (a) be a member of record on both the date of giving of the notice by such shareholder and the record date for the determination of members entitled to vote at such meeting and (b) comply with the notice requirements, in each case, as specified in the Articles of Association. The notice requirements include requirements regarding the timing of delivery of the notice as well as the contents of such notice.  The detailed procedures for the notice requirements vary depending on whether the proposal constitutes an ordinary resolution or a special resolution or whether the proposal relates to a nomination for election of a Director. The procedures for shareholders to propose a person for election as a Director is available on the Company’s website. The procedures for shareholders to put forward proposals at an annual general meeting are also available upon request from the Company Secretary at the Company’s Hong Kong office as stated below:

Semiconductor Manufacturing International Corporation Suite 3003, 30th Floor, 9 Queen’s Road Central
Hong Kong

Enquiries may be submitted to the Board by contacting either the Company Secretary at the above address, or directly by questions at an annual general meeting or an extraordinary general meeting. Questions on the procedures for putting forward proposals at an annual general meeting may also be raised to the Company Secretary by the same means.

According to Article 61 of the Company’s Articles of Association, only the Board or the Chairman of the Board may, whenever they or he think fit to proceed, convene a general meeting of the Company. The ability of shareholders to call any general meeting of the Company is specifically denied.

Shareholder Communications

The Company and the Board recognizes the importance of maintaining open and frequent communications with its shareholders. At the annual general meeting of the Company, which was held on June 13, 2013 at the Company’s headquarters in Shanghai, China (“2013 AGM”), Directors, members of the management team, as well as the Company’s outside auditors, were present to answer questions from the shareholders. The 2014 AGM circular will be distributed to all shareholders within the prescribed time period required by the Hong Kong Stock Exchange Listing Rules. The circular and the accompanying materials set forth information relevant to the proposed resolutions. Separate resolutions are proposed at these annual general meetings on each substantially separate issue, including the election of individual Directors. The Chairman reveals how many proxies for and against have been filed in respect to each resolution. The poll results are published in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

During the 2013 AGM, the Company’s shareholders:

•                          received and considered the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended December 31, 2012;

•                          re-elected Lawrence Juen-Yee Lau and Zhou Jie as Class III Directors to hold office until 2016 AGM and authorized the Board to fix their remuneration;

•                          re-appointed Deloitte Touche Tohmatsu as auditors of the Company and authorize the Audit Committee of the Board to fix their remuneration;

•                          approved the general mandate to the Board to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding 20% of the issued share capital of the Company at the date of 2013 AGM;

•                          approved the general mandate to the Board to repurchase shares of the Company, not exceeding 10% of the issued share capital of the Company at the date of 2013 AGM;

•                          approved the adoption of 2014 Stock Option Plan, 2014 Employee Stock Purchase Plan and 2014 Equity Incentive Plan; and

•                          approve the termination of the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and 2004 Equity Incentive Plan.

During the year ended December 31, 2013, there was only one (1) general meeting of the Company, being 2013 AGM, was held on June 13, 2013. The details of attendance of each Director at the 2013 AGM are as follows:

Meeting Attendance
Executive Director
Zhang Wenyi (Chairman)	1/1
Tzu-Yin Chiu	1/1
Gao Yonggang	1/1
Non-executive Director
Chen Shanzhi	1/1
Lawrence Juen-Yee Lau	0/1 (Note 1)
Zhou Jie	1/1
Independent Non-executive Director
Tsuyoshi Kawanishi	1/1 (Note 2)
William Tudor Brown	0/0 (Note 3)
Sean Maloney	0/0 (Note 4)
Frank Meng	1/1
Lip-Bu Tan	1/1

Notes:

(1)                 Professor Lawrence Juen-Yee Lau was absent from the 2013 AGM as he was travelling during the meeting time. Dr. Datong Chen, the alternate Director to Professor Lau, attended the 2013 AGM on Professor Lau’s behalf.

(2)                 Mr. Kawanishi retired upon conclusion of the 2013 AGM.

(3)                 During the year ended December 31, 2013, no general meeting of the Company was held after the appointment of Mr. Brown as a Director on August 8, 2013.

(4)                 During the year ended December 31, 2013, no general meeting of the Company was held after the appointment of Mr. Maloney as a Director on June 15, 2013.

A key element of effective communication with shareholders and investors is the timely dissemination of information relating to the Company. In addition to announcing annual and interim reports, the Company announces its quarterly financial results approximately one month after the end of each quarter. In connection with such announcements, the Company holds conference calls which are open and available to the Company’s shareholders. During these conference calls, the Chief Executive Officer and the Chief Financial Officer report about the latest developments in the Company and answer questions from participants. The members of the Company’s Investor Relations Department and senior members of the Company’s management also hold regular meetings with equity research analysts and other institutional shareholders and investors.

A table setting forth information regarding the beneficial owners as of December 31, 2013 of the Ordinary Shares, who is known by the Company to beneficially own 5% or more of the Company’s outstanding shares, is contained on page 51.

The market capitalization of the Company as of December 31, 2013 was approximately HK$19,588,507,332 (issued share capital of 32,112,307,101 Ordinary Shares at the closing market price of HK$0.61 per Ordinary Share). The public float as of such date was approximately 69.49%.

The 2014 AGM is scheduled to be held at the Company’s headquarters at 18 Zhangjiang Road, PuDong New Area, Shanghai 201203, China on or around June 27, 2014. All shareholders of the Company are invited to attend.

Code of Business Conduct and Ethics

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

US Corporate Governance Practices

Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of certain of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established a nomination committee to review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, make recommendations on any proposed changes to the Board to complement our corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non-executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the Exchange Act, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis, remuneration payable to members of the senior management by band, and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

SOCIAL RESPONSIBILITY

At SMIC, we truly live our corporate social responsibility (CSR). Near our production sites, we maintain residential campuses with comfortable housing for our employees and their families, first-rate schools for their children, and many convenient amenities. By living near our production sites and company schools, we all have powerful incentives to meet the highest standards for health, safety, environmental protection, business conduct, and regulatory compliance. See our latest CSR Report at www.smics.com/eng/about/open. php?file=2011-2012_SMIC_CSR_Report.pdf.

Our CSR practices comply with all the laws where we operate and align with the leading international standards for our industry. These practices help us to reduce costs and risks, increase efficiency and integration, and improve employee morale and retention, all while benefiting our local communities and contributing to a cleaner and greener electronics industry supply chain. Visit our CSR Web page at www.smics.com/eng/ about/csr.php.

Our CSR practices have led to our ongoing inclusion in the Hang Seng Corporate Sustainability Index Series for maintaining a “high standard of performance in environmental, social, and corporate governance” areas. See www.hsi.com.hk. To help us preserve and develop our socially responsible culture, key managers serve on our CSR Committee to oversee our CSR program and reporting.

SMIC IN THE COMMUNITY

As the Company grows and prospers, so do the communities where we operate. We also serve them as neighbors through the scores of programs and activities held on our own campuses, and through charitable outreach to the larger community. For example, we launched the “SMIC Liver Transplant Program for Children” in April 2013 by donating RMB2 million to fund liver transplants for impoverished children and then following up personally with many of the children. We also encourage individual efforts by our employees, who support local charities and churches, lecture at local universities, finance rural schools, provide disaster relief, and volunteer for projects throughout the region, focusing on community development and environmental preservation.

Support for Education

Our award-winning company schools serve our employees’ children at very low cost. They also provide a highly-affordable education for non-SMIC children who live in the communities where we operate. Together with our employees, we also support education in many other ways. For example, we have helped to finance dozens of schools in rural China and contributed accommodations, classrooms, volunteer teachers and staff, and other facilities to empower rural educators with modern teaching skills, methodologies, and know-how. On a continuous basis, we also provide school supplies to children of rural and migrant workers, and volunteer in a number of education programs throughout China.

Support for the Environment

SMIC is a conscientious steward of natural resources. This commitment to the environment is reflected in our environmental protection, safety, and health (“ESH”) policies and international standards certifications. See our ESH Web page at www.smics.com/eng/about/esh.php.

SMIC first earned ISO 14001 certification in 2002. To retain this certification, we must maintain a world-class environmental management system that abides by a rigorous set of international standards. This management system helps us ensure responsible use of energy and materials through recycling, waste reduction, and pollution prevention.

For many years, SMIC has held QC 080000 certification, demonstrating our products and processes are free of environmentally hazardous substances, fulfilling customer requirements and the European Union’s Restriction of Hazardous Substances (RoHS) Directive.

SMIC also established ISO 14064 carbon verification certification at all sites in 2010. We maintain systems to reduce our carbon footprint, including greenhouse gas emissions, and are prepared for increasingly stringent carbon emission controls and regulations.

We achieve environmental protection largely through:

•                          Expanding environmental protection projects, such as energy saving, and waste reduction;

•                          Promoting green products and supply chains while sorting and recycling waste products;

•                          Managing the transfer and safe handling of hazardous waste by qualified vendors;

•                          Controlling hazardous substances in our products and processes; and

•                          Monitoring environmental impact, including carbon verification, and publicizing the results.

Our ISO and other international standards certificates are available on our Web pages for ESH (link above) and for Quality and Reliability (www.smics.com/eng/about/quality_reliability.php).

EMPLOYEE WELL-BEING

At SMIC, we focus on quality control and product innovation while also preventing environmental pollution, conserving energy and natural resources, protecting our human resources, and preventing property loss. We strive to improve employee well-being, protect the environment, and raise ESH standards for our employees and our surrounding communities. Through continuous improvement, we aim to strengthen our environmental responsibility and operational risk management.

To achieve these goals, SMIC is committed to:

•                          Following ESH laws and international standards while fulfilling customer requirements;

•                          Making ESH goals a primary responsibility for every SMIC manager;

•                          Implementing site ESH management through employee ownership and teamwork;

•                          Pursuing a green supply chain and greener manufacturing processes; and

•                          Strengthening accident prevention as well as emergency response and recovery capabilities.

For more information, see our latest CSR report at the link above.

Employee Health & Safety

SMIC attained OHSAS 18001 (Occupational Health and Safety Assessment Series) certification in 2003. The OHSAS 18001 standard is a key component of our comprehensive health and safety management system and is based on international safety and health standards. With this certification, we have demonstrated our commitment to safety, risk management, and a healthier environment for our employees. Our safety management philosophy embraces accident prevention, frequent safety audits, safety education, engineering control, personal accountability, and enforcement. This safety management philosophy is implemented through:

•                          Mandatory,  recurrent  safety  training  for  employees  and  vendors;

•                          Equipment and facilities compliance with domestic and international safety standards, such as those of Semiconductor Equipment and Materials International (SEMI), the National Fire Protection Association (NFPA), and Factory Mutual Research Corporation (FMRC);

•                          Maintenance of process standards;

•                          An Emergency Response Center to centralize response at each site, staffed 24 hours a day;

•                          Continuous monitoring of work area conditions via closed-circuit TV and gas detectors;

•                          Constant monitoring of airborne chemicals, air quality, radiation, noise, and drinking water;

•                          Regular occupational health examinations;

•                          Training in ergonomics; and

•                          An ESH rewards and discipline committee to reward or discipline employees and their managers for major ESH achievements or violations.

SMIC provides occupational health and hygiene management for the welfare of employees. In addition, SMIC provides on-site health monitoring and primary care services such as:

•                          A 24-hour, professionally staffed health clinic at each manufacturing site;

•                          Medical emergency response and disaster planning;

•                          Occupational physical examinations and record keeping;

•                          General physical examinations and record keeping; and

•                          Injury  and  illness  case  management.

For more information, visit our ESH Web page and our latest CSR report at the links above.

Employee  Care

At SMIC, we enable better living and continuous self-improvement for our employees. In addition to the housing and schooling described above, our employees and their families enjoy good health insurance as well as access to the professionally staffed health clinics located at our manufacturing sites, residential campuses, and schools. We also care for our employees through on-the-job training, subsidized university education, counseling services, social clubs and activities, and athletic and recreational facilities.

REPORT BY MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with IFRS and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act and related rules as promulgated by the SEC, the Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, the Company’s management has concluded that the internal control over financial reporting was effective as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with  the  standards  of  the  Public  Company  Accounting  Oversight Board (United States). Those standards require that we plan and perform the audit to obtain  reasonable assurance about whether  the  financial  statements  are  free  of  material  misstatement.  An  audit  includes examining, on a test basis,  evidence  supporting  the  amounts  and  disclosures  in  the  financial  statements.  An audit  also  includes  assessing  the  accounting  principles  used  and  significant  estimates  made  by  management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable  basis  for  our  opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 12, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Semiconductor Manufacturing International Corporation

We have audited the internal control over financial reporting of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2013, based on  criteria  established  in Internal Control  — Integrated Framework  (1992) issued by  the Committee of  Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining  effective  internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report by Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s  internal  control  over  financial  reporting  is  a  process  designed  by,  or  under  the  supervision  of, the company’s principal executive and principal financial officers, or persons  performing  similar  functions,  and effected by  the  company’s  board  of  directors,  management,  and  other  personnel  to  provide  reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes  in  accordance  with  generally  accepted  accounting  principles.  A  company’s  internal   control   over financial  reporting  includes  those  policies  and  procedures  that  (1)  pertain  to  the  maintenance  of  records  that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including  the  possibility  of collusion or  improper  management  override  of  controls,  material  misstatements  due  to  error  or  fraud  may not be  prevented  or  detected  on  a  timely  basis.  Also,  projections  of  any  evaluation  of  the  effectiveness  of the internal control over financial reporting to future periods are subject  to  the  risk  that  the  controls  may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures  may  deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the Company maintained, in all material respects, effective internal control over  financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 12, 2014

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

		For the year ended December 31,
	Notes	2013	2012	2011
		USD’000	USD’000	USD’000
Revenue	5	2,068,964	1,701,598	1,319,466
Cost of sales		(1,630,528)	(1,352,835)	(1,217,525)
Gross profit		438,436	348,763	101,941
Research and development expenses		(145,314)	(193,569)	(191,473)
Sales and marketing expenses		(35,738)	(31,485)	(32,559)
General and administration expenses		(138,167)	(107,313)	(57,435)
Other operating income (expense)	7	67,870	19,117	(11,190)
Profit (loss) from operations		187,087	35,513	(190,716)
Interest income		5,888	5,390	4,724
Finance costs	8	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses		13,726	3,895	17,589
Other gains or losses		4,010	6,398	6,709
Share of profits of associates		2,278	1,703	4,479
Profit (loss) before tax		178,597	13,439	(179,118)
Income tax (expense) benefit	9	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations		174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations		—	—	14,741
Profit (loss) for the year	10	174,467	22,541	(246,880)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		731	70	4,938
Total comprehensive income (expense) for the year		175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		173,177	22,771	(246,817)
Non-controlling interests		1,290	(230)	(63)
		174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		173,908	22,841	(241,879)
Non-controlling interests		1,290	(230)	(63)
		175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)
From continuing operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	16	2,528,834	2,385,435	2,516,578
Prepaid land use right		136,725	73,962	77,231
Intangible assets	17	215,265	235,378	179,279
Investments in associates	19	29,200	21,636	15,856
Deferred tax assets	9	43,890	43,380	31,787
Other assets	21	6,237	43,382	45,685
Total non-current assets		2,960,151	2,803,173	2,866,416
Current assets
Inventories	22	286,251	295,728	207,308
Prepaid operating expenses		43,945	46,986	52,805
Trade and other receivables	23	379,361	328,211	200,905
Other financial assets	20	240,311	18,730	1,973
Restricted cash	24	147,625	217,603	136,907
Cash and bank balances		462,483	358,490	261,615
		1,559,976	1,265,748	861,513
Assets classified as held-for-sale	15	3,265	4,239	—
Total current assets		1,563,241	1,269,987	861,513
Total assets		4,523,392	4,073,160	3,727,929
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	25	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively		—	—	178
Share premium	25	4,089,846	4,083,588	4,082,135
Reserves	26	74,940	46,148	41,315
Accumulated deficit	27	(1,693,859)	(1,867,036)	(1,889,807)
Equity attributable to owners of the Company		2,483,772	2,275,500	2,244,816
Non-controlling interests		109,410	952	1,182
Total equity		2,593,182	2,276,452	2,245,998

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Non-current liabilities
Borrowings	28	600,975	528,612	72,361
Convertible bonds	29	180,563	—	—
Deferred tax liabilities	9	167	440	1,333
Deferred government funding		209,968	150,347	125,335
Promissory notes	32	—	—	28,560
Long-term financial liabilities		—	4,223	3,018
Other liabilities		—	5,000	—
Total non-current liabilities		991,673	688,622	230,607
Current liabilities
Trade and other payables	30	393,890	423,952	375,748
Borrowings	28	390,547	567,803	798,782
Accrued liabilities	31	153,942	84,611	45,674
Promissory notes	32	—	29,374	29,374
Other financial liabilities	33	—	25	1,683
Current tax liabilities	9	158	2,321	63
Total current liabilities		938,537	1,108,086	1,251,324
Total liabilities		1,930,210	1,796,708	1,481,931
Total equity and liabilities		4,523,392	4,073,160	3,727,929
Net current assets (liabilities)		624,704	161,901	(389,811)
Total assets less current liabilities		3,584,855	2,965,074	2,476,605

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In USD’000)

				Equity-
				settle	Foreign	Convertible		Attributable
		Convertible		employee	currency	bonds		to owners	Non-
	Ordinary	preferred	Share	benefits	translation	equity	Accumulated	of the	controlling	Total
	shares	shares	premium	reserve	reserve	reserve	deficit	Company	interests	Equity
	(Note25)	(Note25)	(Note25)	(Note26)	(Note26)	(Note26)	(Note27)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	—	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Profit (loss) for the year	174,467	22,541	(246,880)
Adjustments for:
Income tax expense (benefit)	4,130	(9,102)	82,503
Forgiveness of payables	—	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	—	(17,103)
Amortization of intangible assets and land use right	44,987	35,076	33,017
Depreciation of property, plant and equipment	501,923	531,823	518,840
Impairment loss of property, plant and equipment	—	—	17,691
Impairment loss of available-for-sale investment	279	—	—
Expense recognized in respect of equity-settled share-based payments	16,402	7,174	5,336
Finance costs	34,392	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(33,996)	(19,325)	508
Gain on disposal of subsidiaries	(28,304)	—	—
Gain on deconsolidation of subsidiaries	(5,419)	—	—
Interest income recognized in profit or loss	(5,888)	(5,390)	(4,724)
Bad debt allowance on trade receivables	617	4,615	551
Impairment loss (reversed) recognized on inventory	(141)	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	76	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(25)	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(1,213)	(2,095)	(6,400)
Share of profit of associates	(2,278)	(1,703)	(4,479)
Other non-cash expense	(413)	635	556
	699,596	607,762	387,068
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables	(33,375)	(112,410)	73,069
Decrease (increase) in inventories	8,595	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(5,944)	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	2,129	7,791	(41,190)
Decrease (increase) in other assets	619	(937)	(9,897)
(Increase) decrease in trade and other payables	(24,311)	22,942	902
Increase in deferred government funding	85,972	25,010	76,193
Increase in accrued liabilities	42,264	36,951	5,911
Decrease in other liabilities	—	—	(9,646)
Cash generated from operations	775,545	478,433	416,602
Interest paid	(43,239)	(47,532)	(38,765)
Interest received	6,770	5,390	4,724
Income taxes paid	(1,060)	(1,125)	(3,193)
Net cash from operating activities	738,016	435,166	379,368

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(258,102)	(43,638)	(40,350)
Proceeds on sale of financial assets	39,245	26,019	45,093
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Proceeds from government funding to purchase plant and equipment	—	—	1,967
Proceeds from disposal of property, plant and equipment	61,099	37,288	4,421
Payments for intangible assets	(45,425)	(76,366)	(31,185)
Payments for land use rights	(76,032)	—	—
Payments to acquire long-term investment	(562)	—	(1,000)
Amounts advanced to proposed joint ventures	—	—	(31,816)
Change in restricted cash relating to investing activities	71,933	(65,289)	84,316
Net cash inflow from disposal of subsidiaries	57,743	—	—
Net cash outflow from deconsolidation of subsidiaries	(6,799)	—	—
Net cash outflow from disposition of discontinued operation	—	—	(3,513)
Others	(407)	—	—
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	—	308,297
Proceeds from borrowings	905,127	1,541,480	1,326,351
Repayment of borrowings	(1,008,698)	(1,328,048)	(1,339,318)
Proceeds from issuance of convertible bonds	195,800	—	—
Proceeds from exercise of employee stock options	3,229	669	3,525
Repayment of promissory notes	(30,000)	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	108,000	—	—
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Cash and bank balances at the beginning of the year	358,490	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14)	(115)	1,225
Cash and bank balances at the end of the year	462,483	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.             General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

2.             Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. Disclosures of offsetting financial assets and financial liabilities are set out in note 38.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of these standards is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements — joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements — jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (please see notes 18 and 19 for details).

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard.

Except as described above, the application of the new and revised IFRSs in the current year has had no material impact on the Company’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
IFRS 9	Financial Instruments[3]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
IFRIC 21	Levies[1]

1.         Effective for annual periods beginning on or after January 1, 2014

2.         Effective for annual periods beginning on or after July 1, 2014

3.         Available for application — the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalized

4.         Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                            All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                            With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                  Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•                  Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•                  Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As of December 31, 2013, the Company does not anticipate that the investment entities amendments will have any effect on the Company’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a significant impact on the Company’s consolidated financial statements.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have any effect on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

IFRIC — Interpretation (“Int”) 21 Levies

IFRIC — Int 21 Levies addresses the issue of when to recognize a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010-2012 Cycle (continued)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/ amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Company’s consolidated financial statements.

2.             Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)         the property meets the definition of investment property in terms of IAS 40; and

(b)        the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011-2013 Cycle will have a material effect on the Company’s consolidated financial statements.

3.             Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated. The Company presented a sub-total for ‘profit (loss) from operations’ in current year. As a result, certain amount in prior year has been reclassified to conform to current year’s presentation.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Basis of preparation (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•                  Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                  Level 3 inputs are unobservable inputs for the asset or liability

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•                  has power over the investee;

•                  is exposed, or has rights, to variable returns from its involvement with the investee; and

•                  has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                  the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                  potential voting rights held by the Company, other vote holders or other parties;

3.             Significant accounting policies (continued)

Basis of consolidation (continued)

•                  rights arising from other contractual arrangements; and

•                  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associates. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

3.             Significant accounting policies (continued)

Investments in associates (continued)

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                  the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                  the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                  the amount of revenue can be measured reliably;

•                  it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.             Significant accounting policies (continued)

Revenue recognition (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

3.             Significant accounting policies (continued)

Foreign currencies (continued)

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re- attributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the funding will be received.

Government funding is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the funding is intended to compensate. Specifically, government funding whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan at a main rate equal to 20% to 22% of the monthly basic salary of current employees. The costs are recognized in profit or loss when incurred. Employees are required to make contributions at a rate equal to 8% of their monthly basic salary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 34.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3.         Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         Significant accounting policies (continued)

Property, plant and equipment (continued)

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5—10 years
Office equipment	3—5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

3.         Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         Significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

3.         Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at US$1.3 million and US$3.8 million as of December 31, 2013 and 2012, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                          significant financial difficulty of the issuer or counterparty; or

•                          breach of contract, such as a default or delinquency in interest or principal payments; or

•                          it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.         Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.         Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities (continued)

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables and promissory notes) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of aIIocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

4.         Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4.         Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently the Company is not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.         Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

In order to remain technologically competitive in the semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

4.                            Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

As at December 31, 2013, there is no deferred tax asset (December 31, 2012: USD$0.4 million) in relation to unused tax losses recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 9.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to perform the valuation.

The Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 35 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                            Segment information

The Company operates in three principal geographical areas-United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from external customers by location is detailed below.

	Revenue from external customers
	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
United States	1,002,699	940,369	726,011
Mainland China and Hong Kong	836,771	577,591	430,811
Eurasia*	229,494	183,638	162,644
	2,068,964	1,701,598	1,319,466

*                           Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
United States	33	55	75
Europe	4	—	5
Taiwan	14	19	23
Hong Kong	3,440	3,640	3,832
Mainland China	2,525,343	2,381,721	2,512,643
	2,528,834	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

6.                            Significant customers

The following table summarizes net revenue or accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2013	2012	2011	2013	2012	2011
A	473,699	282,946	165,180	109,778	57,865	27,921
B	270,230	383,626	275,502	19,619	43,246	43,468
A	23%	17%	13%	31%	18%	13%
B	13%	23%	21%	6%	13%	21%

7.                            Other operating income (expense)

	year ended	year ended	year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	33,996	19,325	(508)
Gain on disposal of subsidiaries	28,304	—	—
Gain on deconsolidation of subsidiaries	5,419	—	—
Impairment loss of property, plant and equipment	—	—	(17,691)
Others	151	(208)	7,009
	67,870	19,117	(11,190)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2013 and 2012 arose primarily from the sales of the staff living quarters in Shanghai to employees.

7.1              Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the year, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on that date the Company lost control of WHDM. The amount of the consideration was US$60.4 million and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company and therefore, the disposal of WHDM was not classified as a discontinued operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                            Other operating income (expense) (continued)

7.1              Disposal of subsidiaries (continued)

Year ended
12/31/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Bank balances and cash disposal of	(1,565)
Payment of business tax in relation to the disposal	(722)
Effect of the exchange rate changes on the consideration	(378)
Net cash flow arising on disposal	57,743
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

7.2              Deconsolidation of subsidiaries due to loss of control

On December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”). The gain at the date of deconsolidation of Brite was US$5.4 million. The deconsolidation has no material impact on the consolidated financial statements.

8.                            Finance costs

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	45,924	54,712	39,567
— not wholly repayable within five years	1,440	—	—
Interest on convertible bonds	1,173	—	—
Accretion of interest to preferred shareholders of a subsidiary	1,683	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	50,220	55,918	40,887
Less: amounts capitalized	15,828	16,458	18,984
	34,392	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.42% per annum (2012: 4.97% per annum and 2011: 3.62% per annum).

9.                            Income taxes

Income tax recognized in profit or loss

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	957	1,071	1,363
Deferred tax	(783)	(12,486)	81,140
Current tax — Land Appreciation Tax	3,956	2,313	—
Total income tax expense (benefit) raised in the current year	4,130	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2012: 15% and 2011:15%)	26,790	2,016	(26,868)
Effect of expenses not deductible for tax purpose	1,247	—	—
Effect of tax holiday and tax concession	(3,045)	(3,045)	(2,329)
Expense (benefit) to be recognized in future periods	13,303	(3,742)	(20,420)
Effect of tax losses not recognized as deferred tax assets	(36,345)	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(641)	(1,087)	2,508
Others	(578)	1,364	(428)
Land Appreciation Tax (after tax)-gain on sale of living quarters	3,399	1,966	—
Income tax expense (benefit)	4,130	(9,102)	82,503

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.                            Income taxes (continued)

Income tax recognized in profit or loss (continued)

The tax rate used for the 2013, 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	73	2,313	—
Income tax payable — Others	85	8	63
	158	2,321	63

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities	(167)	(440)	(1,333)
	43,723	42,940	30,454

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	3,829	1,664
Net operating loss carry forwards	—	372	1,767
Property plant and equipment	43,890	38,955	25,966
Accrued expenses	—	224	2,390
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities
Capitalized interest	(167)	(373)	(1,266)
Unrealized exchange gain	—	(64)	(67)
Depreciation for asset held for sale	—	(3)	—
Deferred tax liabilities	(167)	(440)	(1,333)

9.                            Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

		Recognized
	Opening	in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.                            Income taxes (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

9.                            Income taxes (continued)

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is pursuant to Circular No.1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)                     Semiconductor Manufacturing International (Shanghai) Corporation (SMIS) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013. After that, the income tax rate will be 15%.

Pursuant to relevant tax regulation, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)                     Semiconductor Manufacturing International (Beijing) Corporation (SMIB)

In accordance with Circular No. 43, SMIB is entitled to the preferential tax rate of 15% and 10- year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2013 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$851.7 million (December 31, 2012: US$1,199.2 million and December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which US$410.9 million, US$85.9 million, US$193.5 million, US$153.9 million and US$7.5 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$618.4 million (December 31, 2012: US$580.4 million and December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.                     Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

10.1       Impairment losses (reversal of impairment losses) on financial assets

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 23)	617	4,615	551
Reversal of allowance on doubtful trade receivables	(1,213)	(2,095)	(6,400)
	(596)	2,520	(5,849)

The recovery of bad debt expense of US$1.2 million, US$2.0 million and US$6.4 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2013, 2012 and 2011, respectively.

10.2       Impairment losses on property, plant and equipment

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Impairment losses on property, plant and equipment	—	—	17,691

10.3       Depreciation and amortization expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	501,923	531,823	518,840
Amortization of intangible assets and land use right	44,987	35,076	33,017
Total depreciation and amortization expense	546,910	566,899	551,857

10.4       Employee benefits expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	233,025	206,807	190,901
Bonus	68,618	28,048	10,431
Paid annual leave	541	738	310
Non-monetary benefits	17,937	12,880	12,494
Termination benefits	—	7	5,018
Equity-settled share-based payments (Note 34)	16,402	7,174	5,336
Total employee benefits expense	336,523	255,654	224,490

10.                     Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

10.5       Royalties expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Royalties expense	32,546	28,993	22,795

10.6       Government funding

Government funding under specific R&D projects

The Company received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Company received government funding of US$7.1 million, US$1.4 million and US$0.8 million and recognized US$7.1 million, US$1.2 million and US$0.8 million as reduction of interest expense in 2013, 2012 and 2011 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.                     Directors’ remuneration

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Salaries	1,756	1,411	1,160
Equity-settled share-based payments	1,504	1,113	1,145
	3,260	2,524	2,305

The Company granted 27,083,220, nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. During the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil, nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were forfeited in connection with certain directors ceasing to continue serving as directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                     Directors’ remuneration (continued)

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2013, 2012 and 2011, no directors waived any emoluments.

(a)                 Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*       Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2012: Nil and 2011: Nil).

11.                     Directors’ remuneration (continued)

(b)                Executive directors and non-executive directors

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang#	142	101	243
	1,496	1,276	2,772
Non-executive directors:
Chen Shanzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shanzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.                     Directors’ remuneration (continued)

(b)    Executive directors and a non-executive director (continued)

		Employee
	Salaries	settle share-	Total
	and wages	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu*	154	261	415
David N.K. Wang**	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong
(Alternate to Lawrence Juen-Yee Lau)	—	—	—
	98	48	146

*       Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

**      David N.K. Wang ceased to be a director on June 29, 2011.

#      Gao Yongang has been re-designated as an executive director of the Company with effect from June 17, 2013.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

12.                     Five highest paid individuals

The five highest paid individuals during the year included two (2012: one and 2011: one) directors, details of whose remuneration are set out in Note 11 above. Details of the remuneration of the remaining three (2012: four and 2011: four) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Salaries and other benefits	955	1,334	1,209
Bonus	386	16	690
Stock option benefits	566	521	543
	1,907	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.                     Five highest paid individuals (continued)

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2013	2012	2011
HK$2,000,001 (US$257,902) to HK$2,500,000 (US$322,376)	—	1	—
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,851)	—	—	—
HK$3,000,001 (US$386,852) to HK$3,500,000 (US$451,327)	—	1	—
HK$3,500,001 (US$451,328) to HK$4,000,000 (US$515,802)	1	1	1
HK$4,500,001 (US$580,278) to HK$5,000,000 (US$644,753)	—	1	2
HK$5,000,001 (US$644,754) to HK$5,500,000 (US$709,228)	1	—	1
HK$5,500,001 (US$709,229) to HK$6,000,000 (US$773,704)	1	—	—
	3	4	4

13.                     Earnings (loss) per share

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total basic earnings (loss) per share	0.01	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total diluted earnings (loss) per share	0.01	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	173,177	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	173,177	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	32,063,137,846	30,078,893,961	27,435,853,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                     Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Interest expense from convertible bonds	1,173	—	—
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	174,350	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,063,137,846	30,078,893,961	27,435,853,922
Employee option and restricted share units	237,913,672	64,712,749	—
Convertible preferred shares	—	1,899,048,145	—
Convertible bonds	288,027,267	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	32,589,078,785	32,042,654,855	27,435,853,922

During the year ended December 31, 2013, the Company had 785,159,938 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Company had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2011, the Company had 2,896,467,247 weighted average outstanding employee stock options, restricted share units, warrants and convertible preferred shares which were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

14.                     Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2013 (December 31, 2012: Nil and December 31, 2011: Nil).

15.                     Assets classified as held for sale

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	3,265	4,239	—

(i)                     The Company is seeking to sell its self-constructed living quarters to its employees.

16.                     Property, plant and equipment

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transfer from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Reclassified as held for sale	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.                     Property, plant and equipment (continued)

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)

Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564

				Construction
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Carrying value at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834

Construction in progress

The construction in progress balance of approximately US$472.7 million as of December 31, 2013, primarily consisted of US$130.5 million and US$208.7 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$102.1 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company purchased US$10.6 million facilities and equipment in current year in preparation of Shenzhen project. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$31.4 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2014.

16.                     Property, plant and equipment (continued)

Impairment losses recognized in the year

The Company recorded an impairment loss of nil (2012: Nil and 2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$1,000 million (2012: approximately US$1,064 million and 2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 28). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

17.                     Intangible assets

Acquired
intangible
assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378
Carrying value at December 31, 2013	215,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                     Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

							Proportion of
			Paid up		Proportion of		voting power
	Place of establishment	Class of	registered		ownership interest		held by the
Name of company	and operation	shares held	capital		held by the Company		Company	Principal activities
Better Way Enterprises Limited (“Better Way”)	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation	PRC	Ordinary	US$	240,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products

#                          Abbreviation for identification purposes.

As of December 30, 2013, the Company lost control of Brite, but still has significant influence over it. The Company recorded its ownership interest of Brite as investment in associate.

18.                     Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly owned subsidiaries of the Company that have material non-controlling interests:

Proportion of
ownership
interests and
		voting rights	Profit allocated
		held by non-	to non-	Accumulated
		controlling	controlling	non-controlling
	Place of	interests	interests	interests
	establishment		Year ended
Name of company	and operation	12/31/13	12/31/13	12/31/13
			USD’000	USD’000
Semiconductor
Manufacturing
North China (Beijing)
Corporation (“SMNC”)	Beijing	45.0%	1,410	109,410
Total			1,410	109,410

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below. The summarized financial information below represents amounts before intragroup eliminations.

SMNC

12/31/13
USD’000
Current assets	243,719
Non-current assets	—
Current liabilities	(586)
Non-current liabilities	—
Net assets	243,133
Equity attributable to owners of the Company	133,723
Non-controlling interests	109,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.                     Subsidiaries (continued)

SMNC (continued)

Year ended
12/31/13
USD’000
Non operating income	3,843
Expense	(709)
Profit or loss from continuing operations	3,134
Post-tax profit from discontinued operations	—
Profit for the year	3,134
Profit attributable to owners of the Company	1,724
Profit attributable to the non-controlling interests	1,410
Profit for the year	3,134
Other comprehensive income attributable to owners of the Company	—
Other comprehensive income attributable to the non-controlling interests	—
Other comprehensive income for the year	—
Total comprehensive income attributable to owners of the Company	1,724
Total comprehensive income attributable to the non-controlling interests	1,410
Total comprehensive income for the year	3,134
Dividends paid to non-controlling interests	—
Net cash inflow from operating activities	1,959
Net cash outflow from investing activities	(164,810)
Net cash inflow from financing activities	240,000
Net cash inflow	77,149

19.                     Investments  in  associates

Details  of  the  Company’s  significant  associates,  which  are  all  unlisted  companies,  at  the  end  of  the reporting period are as follows:

		Class	Proportion of ownership interest			Proportion
	Place of establishment	of share	and voting power held			of voting
Name of company	and operation	held	by the Company			power held
			12/31/13	12/31/12	12/31/11
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%	30.0%

Above associate is accounted for using the equity method in these consolidated financial statements.

19.                     Investments in associates (continued)

Toppan

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current assets	47,554	44,987	36,778
Non-current assets	22,660	15,677	17,692
Current liabilities	(2,117)	(1,608)	(1,616)
Non-current liabilities	—	—	—
Net assets	68,097	59,056	52,854

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Total revenue	23,796	19,008	24,721
Profit from continuing operations	7,364	5,585	14,928
Post-tax profit from discontinued operations	—	—	—
Profit for the year	7,364	5,585	14,928
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	7,364	5,585	14,928
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Net assets of the associate	68,097	59,056	52,854
Proportion of the Company’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Company’s interest in Toppan	20,429	17,717	15,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.                     Other financial assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	77	939
Short-term investments carried at fair value through profit or loss	240,311	18,653	1,034
	240,311	18,730	1,973

21.                     Other assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Advance payments	—	28,252	31,816
Others	6,237	15,130	13,869
Non-current	6,237	43,382	45,685

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the holding company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”). This advance payment was reclassified to current assets as at December 31, 2013 as it became receivable within one year.

Available-for-sale investment of US$1.3 million as of December 31, 2013 and US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

22.                     Inventories

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Raw materials	56,242	52,228	54,853
Work in progress	180,710	156,392	93,472
Finished goods	49,299	87,108	58,983
	286,251	295,728	207,308

The  cost  of  inventories  recognized  as  an  expense  (income)  during  the  year  in  respect  of  inventory provision was US$(0.1) million (2012: US$4.9 million and 2011: US$6.5 million).

23.                    Trade  and  other  receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade receivables	352,872	323,451	208,054
Allowance for doubtful debts	(44,643)	(45,340)	(42,820)
	308,229	278,111	165,234
Other receivables and refundable deposits	71,132	50,100	35,671
	379,361	328,211	200,905

The Company determines credit terms mostly ranging from 30 to 60  days  for  each  customer  on  a  case- by-case basis,  based  on  its  assessment  of  such  customer’s  financial  standing  and  business  potential  with the   Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized US$0.6 million, US$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2013, 2012 and 2011 respectively. The  Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the  customers’  credit  quality,  the  Company  used  an  internal  system  based  on  each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on  such  evaluation,  the  Company  believes  the  recoverability  of those  receivables  that  are  not  impaired  is  reasonably  assured.

Trade  receivables

Of the trade receivables balance at the end of the year of 2013, 2012 and  2011,  US$129.4  million, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

The  following  is  an  aged  analysis  of  trade  receivables  presented  based  on  the  invoice  date  at  the  end of  the  reporting  period.

Age of receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	166,117	113,955	66,244
31–60 days	110,470	123,618	77,527
Over 60 days	76,285	85,878	64,283
Total	352,872	323,451	208,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.                     Trade and other receivables (continued)

Trade  receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis) that are past due at the end of the reporting for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	269,740	222,765	134,958
Past due but not impaired
Within 30 days	24,480	31,219	26,468
31–60 days	10,068	16,559	1,083
Over 60 days	3,941	7,568	2,725
Total	308,229	278,111	165,234
Average overdue days	40	47	31

Movement in the allowance for doubtful debts

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of the year	45,340	42,820	49,373
Addition in allowance for doubtful debts	617	4,615	551
Amounts written off during the year as uncollectible	(101)	—	(704)
Reversal of allowance for doubtful debts	(1,213)	(2,095)	(6,400)
Balance at end of the year	44,643	45,340	42,820

In determining the recoverability of a trade receivable, the  Company  considers  any  change  in  the  credit quality of the trade receivable from the date credit was  initially  granted  up  to  the  end  of  the  reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December  31, 2012: nil  and December 31,  2011: US$4.6 million)  which have been  placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	192	278	204
31–60 days	89	855	53
Over 60 days	44,362	44,207	42,563
Total	44,643	45,340	42,820

24.     Restricted cash

As of December 31, 2013, 2012 and 2011, restricted cash consisted of US$35.7 million, US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$111.9 million, US$106.0 million and US$90.6 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

25.     Shares and issued capital

Fully paid ordinary shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.     Shares and issued capital (continued)

Convertible preference shares

	Number of	Share	Share
	shares	capital	premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053 non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”) to subscribe for up to 72,117,810 preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant” and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 34).

26.     Reserves

Equity-settled employee benefits reserve

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	42,232	37,469	40,539
Arising on share-based payments	16,402	7,174	5,336
Transfer to share premium	(3,457)	(2,411)	(8,406)
Balance at end of year	55,177	42,232	37,469

The above equity-settled employee benefits reserve related to share options and restricted share units (“RSUs”) granted by the Company to its employees and service providers under stock incentive plans. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 34.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	3,916	3,846	(1,092)
Exchange differences arising on translating the foreign operations	731	70	4,938
Deconsolidation of subsidiaries	(94)	—	—
Balance at end of year	4,553	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e.  United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve.  Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations)  are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Convertible bonds equity reserve

12/31/13
USD’000
Balance at beginning of year	—
Recognition of the equity component of convertible bonds	15,210
Balance at end of year	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.     Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2013 the Company did not make any appropriation to non-distributable reserves. As of December 31, 2013, 2012 and 2011, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’ paid-in capital of US$3,744 million at December 31, 2013 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2013, reserve and capital of approximately US$3,774 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2013, 2012 and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

28.     Borrowings

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	219,727	383,225	607,427
	219,727	383,225	607,427
Long-term debt by contracts
Beijing USD syndicate loan	—	—	180,084
EUR loan	—	—	8,271
Shanghai EXIM69M USD loan (ii)	—	68,500	26,523
Shanghai EXIM70M loan (iii)	—	70,000	—
Shanghai 268M syndicate loan (iv)	201,000	245,611	—
Shanghai 470M syndicate loan (v)	260,000	—	—
Beijing USD & RMB loan (vi)	—	49,079	48,838
Beijing EXIM20M loan (vii)	—	20,000
Beijing USD syndicate loan (viii)	260,000	260,000	—
Beijing EXIM40/60M loan (ix)	40,000	—	—
Beijing CIC Entrust loan (x)	10,795	—	—
	771,795	713,190	263,716
Less: current maturities of long-term debt	170,820	184,578	191,355
Non-current maturities of long-term debt	600,975	528,612	72,361
Borrowing by repayment schedule:
Within 1 year	390,547	567,803	798,782
Within 1—2 years	209,965	309,000	72,361
Within 2—5 years	367,990	219,612	—
Over 5 years	23,020	—	—
	991,522	1,096,415	871,143

Summary of borrowing arrangements

(i)       As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1  million.  The interest rate ranged from 0.31% to 6.69% in 2013.

(ii)      In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.     Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)     In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS.  This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab.  SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility.  The interest rate ranged from 4.0 % to 5.0% during 2013.

(iv)    In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268  million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015.  The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

(v)     In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The above loan constituted part of this strategic framework credit facility.

(vi)    In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

28.     Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)   In March 2012, SMIB entered into the USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2% to 6.5% in 2013.

(viii)  In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014  to March 2019.  The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013. The Beijing USD syndicate loan contains as part of the costs of maintain certain minimum coverage ratio. SMIB was in compliance with these covenants as of December 31, 2013.

(ix)    In June 2013, SMIB entered into the new USD Loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-months bank facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility.  The principal amount is repayable in August 2015.  The interest rate on this loan facility ranged from 3% to 4% in 2013.

(x)     In June 2013, SMIB entered into the new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which was unsecured.  This two- year entrust loan facility was used for working capital purposes.  As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015.  The interest rate on this loan facility was 12% in 2013.

As of December 31, 2013, property, plant and equipment and land use right with carrying amount of approximately US$1,007 million (2012: US$1,070 million and 2011: US$482 million) have been pledged to secure borrowings of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Convertible bonds

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013.

The principal terms of the bonds are as follows:

(1)     Denomination of the bonds — The convertible bonds are denominated in USD.

(2)     Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”)

(3)     Interest — The bonds do not bear any cash interest.

(4)     Conversion —

a)       Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)       Conversion period — The Bondholder has the right to convert the bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)       Number of Conversion Shares issuable —  1,946,817,325  Conversion Shares will be issued upon full conversion of the bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532  = US$1.0 as pre-determined).

(5)     Redemption —

a)       At the option of the Company:

(I)       Redemption at maturity — The Company will redeem the bonds outstanding at principal amount on the Maturity Date.

(II)      Redemption for tax reasons — The Company will redeem all and not only some of the Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

29.     Convertible bonds (continued)

(5)         (continued)

a)       (continued)

(III)          Redemption at the Option — The Company may redeem all and not only some of the Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Bonds at their principal amount.

b)       At the option of the Bondholder:

(I)         Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the bonds.

(II)        Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)     Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(7)     Cancellation —  All Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

The convertible bonds issued at November 7, 2013 is a compound instrument that included a liability component, an equity component and an embedded derivative in respect of the early redemption feature of the convertible bonds. The embedded derivative in respect of the early redemption feature of the convertible bonds is deemed to be clearly and closely related to the host contract and therefore, does not need to be separately recorded. The fair value of the liability component of the convertible bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	179,390
Equity component	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.     Convertible bonds (continued)

Subsequent to the initial recognition, the liability component of the convertible bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the convertible bonds was 3.69% per annum. The movement of the liability component of the convertible bonds for the year ended December 31, 2013 is set out below:

USD’000
Liability component at the date of issue	179,390
Interest charged	1,173
Liability component at December 31, 2013	180,563

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang.

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill.

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre- emptive Bonds is expected to take place on a date no later than May 30, 2014.

30.     Trade and other payables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade payables	285,967	331,394	280,691
Advance receipts from customers	41,164	67,108	68,660
Deposit received from customers	48,976	10,591	5,631
Other payable	17,783	14,859	20,766
	393,890	423,952	375,748

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	214,219	252,097	169,315
Between 31 to 60 days	20,295	49,735	30,909
Over 60 days	51,453	29,562	80,467
	285,967	331,394	280,691

An aged analysis of the accounts payable is as follows:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	237,337	275,398	194,434
Overdue:
Within 30 days	9,493	26,783	42,278
Between 31 to 60 days	12,299	10,652	16,327
Over 60 days	26,838	18,561	27,652
	285,967	331,394	280,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.     Accrued liabilities

The amounts of accrued liabilities as of December 31, 2013, 2012 and 2011 were US$153.9 million, US$84.6 million and US$45.7 million, within which the amounts of accrued payroll expenses were US$55.5 million, US$21.4 million and US$9.4 million, respectively.

32.     Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”). Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85% (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively. There are no remaining promissory notes to be paid as of December 31, 2013 and the outstanding promissory notes as of December 31, 2012 and 2011 are as follows:

		31/12/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013-Current	30,000	29,374
	30,000	29,374

		31/12/11
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2012-Current	30,000	29,374
Non-current	30,000	28,560
	60,000	57,934

33.     Other financial liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
	—	25	1,683

34.     Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based
payment transactions	16,402	7,174	5,336

Movements during the year

(i)       The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the year (excluding RSUs):

	2013	2013		2012	2012		2011	2011
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	270,695,247	US$	0.08	292,084,956	US$	0.04	321,290,693	US$	0.07
Forfeited and expired during the year	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	483,679,899	US$	0.11	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2013 was 6.58 years (2012: 6.61 years and 2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2012: US$0.02 to US$0.35 and 2011: US$0.01 to US$0.35).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.                     Share-based payments (continued)

Movements during the year (continued)

(i)                     (continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.07 (2012: US$0.04 and 2011: US$0.09).

During the year ended December 31, 2013, share options were granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04, US$0.04, US$0.04 and US$0.03, respectively.

During the year ended December 31, 2012, share options were granted on May 22, 2012, September 12, 2012 and November 15, 2012. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.02, US$0.02 and US$0.03, respectively.

During the year ended December 31, 2011, share options were granted on May 31, 2011, September 8, 2011 and November 17, 2011. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.05, US$0.03 and US$0.03, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2013, 2012 and 2011 respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	62.18%	65.93%	69.15%
Risk-free interest rate	1.23%	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years	1–5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

34.              Share-based payments (continued)

Movements during the year (continued)

(ii)                  The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2013	2013		2012	2012		2011	2011
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	125,358,288	US$	0.06	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	151,336,161	US$	0.08	65,170,000	US$	0.04	67,949,495	US$	0.07
Forfeited during the year	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2013 was 8.88 years (2012: 8.84 years and 2011: 9.01 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08 (2012: US$0.04 and 2011: US$0.07).

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RUSs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

During the year ended December 31, 2012, RSUs were granted on May 22, 2012 and September 12, 2012. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

During the year ended December 31, 2011, RSUs were granted on May 31, 2011 and September 8, 2011. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08 and US$0.06.

The following table list the inputs to the models used for the plans for the years ended December 31, 2013, 2012 and 2011, respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	47.03%	49.90%	69.23%
Risk-free interest rate	0.34%	0.30%	0.27%
Expected life of RSUs	1–2 years	1–2 years	1–2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                     Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2012.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 28 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Company reviews the capital structure on a semi-annual basis. As part of this review, the Company considers the cost of capital and the risks associates with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Debt (i)	1,172,085	1,096,415	871,143
Cash and bank balances	(462,483)	(358,490)	(261,615)
Net debt	709,602	737,925	609,528
Equity	2,593,182	2,276,452	2,245,998
Net debt to equity ratio	27.36%	32.42%	27.14%

(i)                     Debt is defined as long- and short-term borrowings (excluding derivatives) and convertible bonds, as described in Note 28 and Note 29.

35.                     Financial instruments (continued)

Categories of financial instruments

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Financial assets
Cash and bank balances	462,483	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	35,639	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	77	939
Short term investment carried at fair value through profit or loss	240,311	18,653	1,034
Trade and other receivables	379,361	328,211	200,905
Available-for-sale financial assets carried at cost	1,278	3,757	3,757
Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
Trade and other payables	393,890	423,952	375,748
Borrowings	991,522	1,096,415	871,143
Convertible bonds	180,563	—	—
Promissory notes	—	29,374	57,934
Long-term liabilities	—	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                     Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•                          forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•                          interest rate swaps to mitigate the risk of rising interest rates; and

•                          cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2013, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	3,037	1,345	12,569	2,595	3,249	3,017
JPY	7,925	13,693	19,137	1,499	3,023	2,629
RMB	133,177	254,750	178,491	766,960	456,271	431,121
Others	8,226	6,934	7,797	7,323	2,122	1,630

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

35.                     Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

	EUR			JPY			RMB			Others
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)
Equity	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC) contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	—	6.3763	6.5085	—	221,173	586,456	—	35,504	93,199	—	67	736
3 months to 1 year	—	6.4100	6.4450	—	294,696	426,592	—	47,306	67,794	—	(15)	(525)
					515,869	1,013,048		82,810	160,993		52	211
Buy EUR
3 months to 1 year	—	—	1.3214	—	—	3,600	—	—	4,653	—	—	(88)
					—	3,600		—	4,653	—	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.    Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period.  For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.  A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2013 would decrease by US$0.6 million (2012: profit decrease by US$0.6 million and 2011: loss increase by US$0.7 million).  This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts.  Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt.  The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below.  The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Average contracted fixed
Outstanding receive	interest rate			Notional principal value			Fair value assets (liabilities)
floating pay fixed contracts	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	%	%	%	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	—	2.07	—	—	48,000	—	—	(405)

The interest rate swaps settle on a semi-yearly basis.  The floating rate on the interest rate swaps is linking to 6 month Libor.  The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company.  The Company is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

35.              Financial instruments (continued)

Credit risk management (continued)

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division.  Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers.  The Company’s exposure and credit ratings of its counterparties are continuously monitored.  In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.  The Company defines counterparties as having similar characteristics if they are related entities.  Concentration of credit risk related to A and B did not exceed 10% and 7% of gross monetary assets at the end of current year.  Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods.  The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.  The tables include both interest and principal cash flows.  To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period.  The contractual maturity is based on the earliest date on which the Company may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

35.           Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted
		average
		effective
		interest	Less than 3	3 months to
		rate	months	1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets.  The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets.  The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted
	average
	effective
	interest	Less than 3	3 months
	rate	months	to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash balances, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.     Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, restricted cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial assets		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to short-term financing facilities as described in below section, of which US$927.5 million were unused at the end of the reporting period (2012: US$629.3 million and 2011: US$311.6 million).  The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments.  The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement.  When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	1 month	Less than 1 months	1-3 months	3 months to 1 year	1-5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
— foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
December 31, 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

35.                     Financial instruments (continued)

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                          the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data.  Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements.  When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2013, 2012 and 2011:

•                          Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                          Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                          Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                     Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	240,311	—	240,311
Total		—	240,311	—	240,311

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

35.                     Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/11
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	939	—	939
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	1,034	—	1,034
Total		—	1,973	—	1,973
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(1,683)	—	(1,683)
Total		—	(1,683)	—	(1,683)

36.                     Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sale of goods Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	14,821	9,654	4,558
Leadcore Technology Co., Ltd**	1,905	44	266
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,317	4,192	4,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.                     Related party transactions (continued)

	Purchase of goods Year ended			Purchase of services Year ended
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	7	169	6,828	22,854	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	—	1,930	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/13	12/31/12	12/31/11	12/31/13		12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000		USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	6,124	4,138	1,261	—		—	—
Datang Telecom Company Finance Co., Ltd**	—	—	—	65,884	*	80,262	—
Leadcore Technology Co., Ltd.**	405	11	11	140		19	—
Toppan SMIC Electronics (Shanghai) Co., Ltd.	370	372	350	2,397		1,487	1,629
Zhongxin Xiecheng Investment (Beijing) Co., Ltd.	6	—	—	—		—	—
Brite Semiconductor (Shanghai) Corporation***	683	—	—	645		—	—

*                                           Short-term borrowing, the principal amount was repaid in February 2014. The interest rate is 3%.

**                                      Members of Datang Group. (as defined below)

***                                 As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Please refer to Note 29 for details.

36.                     Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
Short-term benefit	4,318	3,191	3,222
Share-based payments	3,028	1,343	1,619
	7,346	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were previously approved by the Board, were US$1.1 million and US$0.8 million in 2013.

Amount of sales of self-developed living quarter unit to two of the key management, which were approved by the Board, was US$0.9 million in 2012.

37.                     Commitments for expenditure

Purchase commitments

As of December 31, 2013, 2012 and 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Commitments for the facility construction	114,878	25,551	40,322
Commitments for the acquisition of property, plant and equipment	178,382	481,639	420,461
Commitments for the acquisition of intangible assets	10,147	—
	303,407	507,190	460,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.     Offsetting a financial asset and a financial liability

On December 26, 2013, six financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

As of December 31, 2013, the Company presented the remaining amount as restricted cash after offsetting.

39.     Subsequent event

On February 27, 2014, SMIS established a wholly-owned investment fund company in Shanghai — China IC Capital Co., Ltd (the “Fund”). The initial investment of the Fund is RMB500 million, all funded by SMIS. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The operating period of the Fund will be 15 years from the date of the issuance of the business license. The Fund will be operated and managed by an equity investment management company China Fortune-Tech Capital Co., Ltd established by SMIS and an independent third party on February 27, 2014.

40.     Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 12, 2014.

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF FINANCIAL POSITION

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	7,301	5,728	3,642
Intangible assets	154,682	171,629	125,562
Investment in subsidiaries	2,689,158	2,565,148	2,565,148
Investments in associates	12,301	7,665	7,665
Other assets	1,000	3,479	3,479
Total non-current assets	2,864,442	2,753,649	2,705,496
Current assets
Inventories	—	168	99
Prepaid operating expenses	626	1,173	1,510
Trade and other receivables	201,352	211,942	184,582
Other financial assets	—	14,878	255
Restricted cash	29,130	47,506	7,500
Cash and bank balances	162,360	77,869	60,910
Total current assets	393,468	353,536	254,856
Total assets	3,257,910	3,107,185	2,960,352
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	—	—	178
Share premium	4,090,229	4,083,588	4,082,135
Reserves	69,295	41,140	36,377
Accumulated deficit	(1,763,481)	(1,701,430)	(1,659,964)
Total equity	2,408,888	2,436,098	2,469,721
Non-current liabilities
Convertible bonds	180,563	—	—
Promissory notes	—	—	28,560
Other liabilities	—	5,000	—
Total non-current liabilities	180,563	5,000	28,560
Current liabilities
Trade and other payables	527,035	450,784	215,697
Borrowings	133,803	180,034	209,026
Accrued liabilities	7,615	5,870	6,404
Promissory notes	—	29,374	29,374
Other financial liabilities	—	25	1,532
Current tax liabilities	6	—	38
Total current liabilities	668,459	666,087	462,071
Total liabilities	849,022	671,087	490,631
Total equity and liabilities	3,257,910	3,107,185	2,960,352
Net current liabilities	(274,991)	(312,551)	(207,215)
Total assets less current liabilities	2,589,451	2,441,098	2,498,281

ADDITIONAL INFORMATION

FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF CHANGES IN EQUITY

Equity Movement (In USD’000)

				Equity-settle	Foreign	Convertible		Attributable
		Convertible		employee	currency	bonds		to owners
	Ordinary	preferred	Share	benefits	translation	equity	Accumulated	of the	Total
	shares	share	premium	reserve	reserve	reserve	deficit	parents	Equity
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000

Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	2,169,537
Loss for the year	—	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Total comprehensive income for the year	—	—	—	—	—	—	(16,974)	(16,974)	(16,974)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	(1,092)		(1,659,964)	2,469,721	2,469,721
Loss for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Total comprehensive income for the year	—	—	—	—	—	—	(41,466)	(41,466)	(41,466)
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	699
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	(1,092)	—	(1,701,430)	2,436,098	2,436,098
Loss for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Total comprehensive income for the year	—	—	—	—	—	—	(62,051)	(62,051)	(62,051)
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	16,402
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	15,210
Balance at December 31, 2013	12,845	—	4,090,229	55,177	(1,092)	15,210	(1,763,481)	2,408,888	2,408,888

Basic of Presentation

For the purpose of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the cost method of accounting. Such investment is presented on the statements of financial position as “Investment in subsidiaries” at cost less any identified impairment loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 11 April, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director